Elektrim

Warsaw, 8 January 2002

Re: Rule 12g 3 – 2(b), File 82/4665

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA


02002581

Attention: Division of International Corporate Finance

Dear Sirs,

In accordance with the provisions of Rule 12 g 3-2 (b) we enclose documents listed below which were made public:

1. **Announcement dated 3 December 2001**

ELEKTRIM S.A.

Condensed Consolidated Financial Statements For The Six - Month Periods Ended June 30, 2001 And June 30, 2000 Prepared In Accordance With International Accounting Standards Together With Auditors' Review Report

dw 1/25

Elektrim SA
ul. Pańska 77/79, 00-834 Warszawa
tel. (+48 22) 432 88 01, 432 81 11
fax (+48 22) 432 87 56; www.elektrim.pl

ELEKTRIM S.A.
Condensed Consolidated Profit and Loss Statements
for the six - month periods ended June 30, 2001 and June 30, 2000
(in million of PLN)

	Notes	For the six - month period ended June 30, 2001	For the six - month period ended June 30, 2000
Net sales		**2,795**	**2,693**
Cost of sales	10	**(2,156)**	**(2,158)**
Gross margin		**639**	**535**
Operating expenses	10	**(879)**	**(732)**
Operating loss		**(240)**	**(197)**
Non-operating items			
Interest and other financial income	11	610	242
Losses from associates		(8)	(7)
Interest and other financial expenses	12	(692)	(732)
Loss before taxation and minority interests		**(330)**	**(694)**
Taxation (charge)/benefit	13	**(36)**	**10**
Minority interests		(47)	109
Net loss for the period		**(413)**	**(575)**
Basic and diluted earnings per share (in Polish zloty)	39		
*Weighted average common stock outstanding		83,770,297	78,698,616
Basic loss per share		(4.93)	(7.31)
Weighted average diluted common stock		111,817,657	109,808,892
Diluted loss per share		(4.97)	(7.31)

The accompanying Notes are an integral part of these condensed consolidated financial statements.

ELEKTRIM S.A.
Condensed Balance Sheet as at 30 June 2001 and 31 December 2000
(in million of PLN)

ETS	Notes	June 30, 2001	December 31, 2000
Current assets			
Cash and cash equivalents	33	312	374
Short-term investments	14	136	139
Trade and other receivables	15	1,568	1,375
Inventory	16	324	376
Deferred costs	24	87	185
Total current assets		**2,427**	**2,449**
Non – current assets			
Tangible fixed assets, net	17	5,158	5,296
Goodwill, net	18	3,462	3,608
Intangible fixed assets, net	19	1,817	1,858
Investment property	20	72	-
Investments	21	129	215
Investments in associates	22	119	129
Other non-current assets	23	374	352
Total non – current assets		**11,131**	**11,458**
Total assets		**13,558**	**13,907**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities	25	**2,767**	**3,300**
Restructuring agreement	8	**809**	**839**
Non – current liabilities		**6,036**	**5,480**
Non-current interest bearing liabilities	26	4,800	4,432
Other non-current liabilities	26	68	77
Deferred tax liability	13	678	659
Provisions for liabilities and charges	27	490	312
Total liabilities		**9,612**	**9,619**
Minority interests	28	**3,250**	**3,207**
Shareholders' equity			
Common stock		84	84
Share premium		632	632
Convertible bonds equity portion		155	155
Hedge reserve		(7)	-
Translation differences		32	36
Retained earnings		(200)	174
Total shareholders' equity		**696**	**1,081**
Total liabilities and shareholders' equity		**13,558**	**13,907**

The accompanying Notes are an integral part of these condensed consolidated financial statements.

ELEKTRIM S.A.

Condensed Consolidated Statement of Cash Flows for the periods ended June 30, 2001 and June 30, 2000 (in million of PLN)

	For the six- month period ended	
	June 30, 2001	June 30, 2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss for the period	**(413)**	**(575)**
Adjustments for:		
Minority interests	47	(109)
Net loss from investments accounted for on an equity basis	8	7
Depreciation and amortisation	508	415
(Release)/charge of provision for doubtful debts	132	110
(Release)/charge of provision for inventory	(3)	4
Other provisions and special funds	178	(69)
Unrealised foreign exchange (gains)/losses, net	(157)	92
(Gains)/loss on disposal of tangible and intangible fixed assets	26	(32)
Interest expense, net	323	395
Sale of short-term investments, net	(1)	108
Other	(63)	(13)
Operating cash flows before working capital changes	**585**	**333**
(Increase)/decrease in inventory	55	(73)
(Increase)/decrease in trade receivables, prepayments and deferred costs	(62)	265
Increase/(decrease) in trade payables and accruals	282	(450)
Cash generated from / (used in) operating activities	**860**	**75**
Interest paid, net	(309)	(259)
Income tax charge/(credit)	36	(10)
Income tax paid	(12)	(180)
Other	(249)	-
Net cash generated from / (used in) operating activities	**326**	**(374)**
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Purchases of intangible fixed assets	(451)	(85)
Purchases of tangible fixed assets	(546)	(520)
Purchase of financial investments	(167)	-
Proceeds from sale of tangible and intangibles	3	39
Proceeds from sale of financial investments	164	986
Dividend received	1	20
Other	-	(4)
Net cash generated from / (used in) investing activities	**(996)**	**436**
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from long-term borrowings	630	34
Repayments of long-term borrowings	(413)	(311)
Proceeds from debt issuance	760	401
Repayments of debt issuance	(251)	(441)
Proceeds from short-term borrowings and change in overdraft facility	502	737
Repayments of short-term borrowings and change in overdraft facility	(543)	(901)
Other	(77)	(38)
Net cash generated from / (used in) financing activities	**608**	**(519)**
Net decrease in cash and cash equivalents	**(62)**	**(457)**
Cash and cash equivalents at beginning of period	**374**	**942**
Cash and cash equivalents at end of the period	**312**	**485**

The accompanying Notes are an integral part of these condensed consolidated financial statements.

ELEKTRIM S.A.
Condensed Consolidated Statement of Changes in Equity
for the six - month periods ended June 30, 2001
(in million of PLN)

	Common shares	Share premium	Convertible bonds equity portion	Translation differences	Hedge reserve	Retained earnings	Total shareholders' equity
January 1, 2000	**75**	**288**	**203**	**34**	**-**	**1,313**	**1,913**
Conversion of bonds	9	344	(48)	-	-	48	353
Currency translation adjustment	-	-	-	(8)	-	-	(8)
Net loss for the period ended June 30, 2000	-	-	-	-	-	(575)	(575)
June 30, 2000	**84**	**632**	**155**	**26**	**-**	**786**	**1,683**
January 1, 2000	**75**	**288**	**203**	**34**	**-**	**1,313**	**1,913**
Conversion of bonds	9	344	(48)	-	-	48	353
Currency translation adjustment	-	-	-	2	-	-	2
Net loss for the period ended December 31, 2000	-	-	-	-	-	(1,190)	(1,190)
December 31, 2000	**84**	**632**	**155**	**36**	**-**	**171**	**1,078**
Change in accounting policy (see Note 6m)	-	-	-	-	-	3	3
Restated January 1, 2001	**84**	**632**	**155**	**36**	**-**	**174**	**1,081**
Effect of adopting IAS 39 (see Note 2a)	-	-	-	-	-	(5)	(5)
Effect of adopting IAS 40 (see Note 2b)	-	-	-	-	-	44	44
Fair value losses on cash flow hedges	-	-	-	-	(7)	-	(7)
Currency translation adjustment	-	-	-	(4)	-	-	(4)
Net loss for the period ended June 30, 2001	-	-	-	-	-	(413)	(413)
June 30, 2001	**84**	**632**	**155**	**32**	**(7)**	**(200)**	**696**

The accompanying Notes are an integral part of these condensed consolidated financial statements.

1. Incorporation and principal activities

Elektrim S.A. the principal company of the capital group of Elektrim (further referred as "the Elektrim Group" or "the Group") was registered under Polish Law as a Joint Stock Company in the Regional Court in Warsaw, XVI Commercial Department on October 5, 1990. Elektrim was reregistered by XIX Commercial Division of the National Court Register, the District Court in Warsaw, on August 29, 2001. Elektrim is located in Warsaw, ul. Pańska 77/79.

Elektrim S.A. (further referred as "the Company" or "Elektrim" or "parent company") is one of the largest companies in Central and Eastern Europe, listed on the Warsaw Stock Exchange. Since the beginning of 1999 Elektrim has been transformed into a highly focused group with key businesses in telecommunications and power generating. Through Elektrim Telekomunikacja (further referred as "ET"), Elektrim jointly controls Polska Telefonia Cyfrowa Era GSM (further referred as "PTC" or "Era") mobile network provider.

2. Basis of presentation

The Company maintains its books of accounts in accordance with accounting principles and practices employed by enterprises in Poland as required by Polish Accounting Standards ("PAS"), defined by the Accounting Act dated September 29, 1994 (Journal of Law dated November 19, 1994 with further amendments). These condensed consolidated financial statements include certain adjustments not reflected in the Company's books to present these condensed consolidated financial statements in accordance with International Accounting Standards ("IAS") issued by International Accounting Standards Committee.

Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with International Accounting Standards have been condensed or omitted pursuant to International Accounting Standard 34 "Interim Financial Reporting". The accompanying condensed consolidated balance sheet, condensed consolidated profit and loss statement, condensed consolidated statement of cash flows and condensed consolidated statement of changes in equity are unaudited. In the opinion of the Management Board of the Company they reflect all adjustments which are necessary for a fair statement of the Company consolidated results of operations and cash flow statements for the interim period and the Group's financial position as of June 30, 2001. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the Notes thereto for the year 2000. The interim consolidated financial results are not necessarily indicative of the full year consolidated results.

The Company applied for these condensed consolidated financial statements the IAS rules that were operative as of June 30, 2001. In particular, the Company adopted each of the following new standards and applied them throughout the periods presented:

a) <u>Adoption of International Accounting Standard 39</u>

The Company adopted International Accounting Standard 39 "Financial instruments" ("IAS 39") on January 1, 2001. This standard establishes principles for recognising and measurement financial assets and financial liabilities.

At the beginning of year 2001, the Company applied the identification and valuation criteria required by the standard. Any adjustments of the previous carrying amount were recognised as an adjustment of the opening balance of accumulated losses as of January 1, 2001.

The adoption of IAS 39 resulted as at January 1, 2001 in an increase of accumulated losses of PLN 5 million.

The Group, in accordance with IAS 39, recognises all financial assets and financial liabilities in the balance sheet. All these financial assets and liabilities are initially

measured at cost, which is the fair value of the consideration given or received to acquire the financial asset or liability (plus certain hedging gains and losses). All "regular way" purchases of financial assets are accounted at trade date.

The table below presents the measurement categorization of financial assets and liabilities

Category	*Balance sheet item*	*Measurement*
Financial assets		
Held for trading	Cash and cash equivalent,	Fair value
	Derivatives	Fair value model using market data
Held to maturity	Short-term investments	Amortised cost
Available for sale	Short-term investments	Fair value
Loans and receivables originated by the enterprise	Trade and other debtors	Original recorded cost
Financial Liabilities		
Held for trading	Forward contracts	Fair value model using market data
	Index swaps	Fair value model using market data
	Note options	Fair value model
Non-trading liabilities	License liabilities	Amortised cost
	Construction payables	Original recorded cost
	Trade and other creditors	Original recorded cost
	Long-term Notes	Amortised cost
	Bank Credit Facilities	Costs plus accrued interest
	Overdrafts	Costs plus accrued interest
	Accruals	Original recorded cost
Hedging derivatives	Cross currency interest rate swaps	Fair value model using market data

Foreign exchange forward contracts ("Forward contracts")

The Group enters into derivative financial instruments such as forward contracts to hedge its exposure against foreign currency fluctuations on liabilities denominated in foreign currencies (described in Note 25). Forward contracts are valued in the balance sheet at their fair value and are presented in other current assets or liabilities. The fair value is calculated using a model supported with quoted market forward rates prevailing at the end of the period and comparing that with the original amount calculated by using the contractual forward rates prevailing at the beginning of the contract.

The Group has not applied hedge accounting for forward contracts in the financial statements although they are kept for hedge purposes. Forward contracts in the financial statements are treated as derivative financial instruments held for trading purposes and gains or losses resulting from fair value or realisation of these transactions are included in

the consolidated statements of operations. The forward contracts are used according to the companies hedging policy and strategy.

The Company has applied IAS 39 principles to forward contracts before January 1, 2001.
Cross currency interest rate swaps ("CC swaps")

The Group enters into cross-currency swap transactions to hedge its exposure against foreign currency fluctuations on certain assets or liabilities. The companies of the Group document at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific forecast transactions. The companies of the Group also document their assessment, both at the hedge inception and on the ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. Changes in the fair value of the derivatives that are highly effective are recognised in the equity. Amounts deferred in equity are transferred to the statement of operations and classified as financial income or expense in the periods when the forecasted transactions affect the statement of operations.

If swaps cannot be treated as hedges they are treated as kept for trade purposes. Swaps kept for trade purposes are stated at their fair value. Any profits or losses arising from the differences in valuation between the balance sheet dates and settlements of these transactions are shown in the profit and loss statement.

Embedded derivatives

The embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified by a variable. The Group separates the embedded derivatives from the host contracts and accounts for as derivatives if the following conditions are met:

- the economic characteristics together with risks of the embedded derivatives and the host contracts are not closely related,
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative,
- the hybrid instrument is not measured as fair value with changes in fair value reported in net profit or loss.

Transaction costs

Under IAS 39 transaction costs are incremental costs that are directly attributable to the acquisition or disposal of financial asset or liability. Transaction costs include fees and commissions paid to agents, advisers, brokers, and dealers etc. Transaction costs do not include debt premium or discount, financing costs, or allocations of internal administrative or holding costs.

Under IAS 39 transaction costs should be included in the initial measurement of all financial assets and liabilities. Before the IAS 39 implementation the Company deferred the transaction costs and amortised over the period of financing.

b) Adoption of International Accounting Standard 40

The Group applied IAS 40 "Investment Property". Standard is applied for financial reports covering periods beginning on or after January 1, 2001. As required by IAS 40 "Investment property" is property (land or a building - or part of a building - or both) held (by the owner or by the lessee under a finance lease) to earn rentals or for capital appreciation or both.

The investment property that is owned by the Company as defined in IAS 40 and commercial space are located in Warsaw at Pańska street and Chałubińskiego street and in Czaplinek.

The investment property of the Group is presented based on the fair value model.

The fair value model differs from the benchmark treatment under IAS 16, which the Group used till December 31, 2000.

Under the fair value model (IAS 40), all changes in the fair value are recognised in the income statement and there is no depreciation on the investment property.

Any change in the value of these assets between the value at the end of the year 2000 and the opening balance value was adjusted against the retained earnings.

The fair values were determined based on independent valuers during 2001.

The above International Accounting Standards were applied for the first time adopted in year 2001,their application does not require restatements of the prior year financial statements.

3. Principles of consolidation

The condensed consolidated financial statements include the amounts of the parent each of the material subsidiary in which the Company directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations and a jointly controlled entity. Minority interests are stated at the minority's proportion of the carrying amount of the net identifiable assets of the subsidiary. A jointly controlled entity is consolidated using the proportionate method of consolidation. The companies acquired during the financial period are consolidated from the date the responsibility for their operations was transferred to the Group. Similarly, the result the Group's entity divested during an accounting period is included in the Group accounts only to the date of disposal. Associated companies are accounted under equity method. These companies are initially recorded at cost and adjusted thereafter for the post acquisition change in Elektrim share of net assets of the associated company. A provision is made for permanent diminution in value. The income statement reflects the Elektrim share of the results of operations of the associated companies.

All inter - company transactions are eliminated as a part of consolidation process. Minority interests are presented separately in arriving at the loss from continuing operations. They are also shown separately from shareholders' equity and liabilities in the condensed consolidated balance sheet.

As at June 30, 2001 subsidiaries and associate companies of Elektrim Group's included in the condensed consolidated financial statements were as follows:

	Name	Country of residence	Proportion of ownership interests	Proportion of voting power
	Subsidiaries			
1	CARCOM Warszawa	Poland	50.00%	50.00%
2	CT CREATIVE TEAM	Poland	60.00%	60.00%
3	E –CENTER	Poland	58.00%	58.00%
4	ELEKTRIM FINANCE B.V.	the Netherlands	100.00%	100.00%
5	ELEKTRIM-ONLINE	Poland	100.00%	100.00%
6	ELEKTRIM TELEKOMUNIKACJA	Poland	51.00%	51.00%
7	BRESNAN INTERNATIONAL PARTNERS	Poland	51.00%	51.00%
8	ELEKTRIM TV-TEL	Poland	100.00%	100.00%
9	ELEKTRIM KABLE	Poland	70.49%	70.49%
10	ELEKTRIM-MEGADEX	Poland	98.69%	98.69%
11	ELEKTRIM-VOLT	Poland	100.00%	100.00%
12	EL-NET	Poland	100.00%	100.00%

13	INTER-NET POLSKA	Poland	100.00%	100.00%
14	POLISH PHONESAT	Poland	100.00%	100.00%
15	PAK	Poland	38.46%	38.46%
16	POLAND COM	Poland	75.00%	75.00%
17	TELEFONIA REGIONALNA	Poland	99.39%	99.39%
18	VPN SERVICE	Poland	100.00%	100.00%
	Associated Companies			
1	MOSTOSTAL WARSZAWA	Poland	28.41%	28.41%
2	RAFAKO	Poland	49.90%	49.90%
	Joint controlled entity			
1	POLSKA TELEFONIA CYFROWA	Poland	25.98%	joint control

As at December 31, 2000 Elektrim consolidated Enelka its subsidiary in Turkey in which its proportion of ownership interests and voting power amounted to 98.07%. Since January 1, 2001 Elektrim terminated consolidation of Enelka as it operates under long-term restrictions which significantly impair its ability to transfer funds to the parent company.

PAK and Carcom are consolidated as the Company has the power to participate in the financial and operating policy decisions of these companies.

4. Use of estimates

The preparation of the condensed consolidated financial statements in conformity with IAS requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and Notes thereto. Actual results could differ from those estimates.

5. Reporting currency

The condensed consolidated financial statements are reported in million of Polish zloty ("PLN").

International Accounting Standard No.29 "Financial Reporting in Hyperinflationary Economies" ("IAS 29") requires companies that report in the currency of a hyperinflationary economy to restate assets and liabilities in terms of the measurement unit current at the balance sheet date. Until December 31, 1996, Poland was considered to be a hyperinflationary economy. The financial statements for the periods through that date were prepared under the historical cost convention and adjusted for the effects of inflation in accordance with IAS 29. As the three-year cumulative rate of inflation fell below 100% in late 1996, Poland was no longer considered to be a hyperinflationary economy from the beginning of 1997.

6. Accounting principles

(a) Cash and cash equivalents

Cash comprises cash on hand and demand deposits. Cash equivalents are short –term highly liquid investments that are readily convertible to known amount of cash and which are subject to insignificant risk of changes in value.

(b) Receivables

Receivables are stated at fair value of the consideration given and are carried at amortised cost, after provision for doubtful accounts. The historical cost carrying amount of receivables subject to normal trade credit terms approximate their fair value.

(c) Tangible fixed assets

Tangible fixed assets are stated at historical cost less accumulated depreciation, plus related inflation through December 31, 1996.

The initial cost of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the fixed assets have been put into operations, such as repairs and maintenance and overhaul costs, are charged to profit and loss account in the period when incurred. In situation when it can be clearly demonstrated that the expenditures have resulted in the future economic benefits expected to be obtained from the use of an item or property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalised as an additional cost of property, plant and equipment.

Property, plant and equipment are depreciated over their useful live using a straight-line method. The following depreciation rates are used:

	Annual rate in %	**Estimated Useful Live in years**
Leasehold improvements		Lease term
Buildings	2.5%-10.0%	10 – 40
Plant and equipment	5.0%- 30.0%	3.3 – 20
Motor vehicles	14.0%-20.0%	5 – 7.1
Other	10.0%-25.0%	4 – 10

No depreciation is provided on land and construction-in-progress.

(d) Goodwill

Goodwill arises from the purchase of an entity or its organised part. It represents the excess of the purchase consideration over the Company's interest in the fair value of the net assets acquired. Goodwill is capitalised at the date of acquisition and amortised on a straight-line basis over the expected period of benefit. The Elektrim Group generally amortises the goodwill over a period of fifteen years. The amortisation period reflects the best estimate of the period during which future economic benefits are expected to flow to the enterprise.

(e) Intangible fixed assets

Licenses

Licenses for telecommunication services have been classified as a "qualifying asset" due to the following reasons.

- All licenses issued in telecommunication industry in Poland are strictly assigned to the licensor and cannot be traded. This means that the Company who won the license cannot sell it to other parties; moreover the change in the shareholders' structure of the entity itself requires authorization of the Minister of Communication (the issuer of the license).
- The licenses cannot be separated from the telecommunication network (i.e. hardware). The license is only ready for use at the moment the network build-out exists to begin providing telecommunication services.
- The management of the companies determined the price of the license (i.e. what they were willing to pay for it) as function of potential subscribers. The terms of payments suggested for the license (spread over several years) are the reflection of the new subscribers being connected during the build-out.
- Additionally, management considers the licenses to be an integral component of the network build-out. In their business plans and forecasts, the Companies' have considered that the actual "revenue generating life" of the license is less than the license terms because of the period of time necessary to build out the network to begin providing commercial telecommunication services.

The readiness for use has been defined in case of mobile business as the network build - out stage that allow roaming in major cities.

Licenses obtained at a cost for providing telecommunication services together with permission for constructing and utilization of telecommunication network granted by the Minister of Communication are initially valued at present value of the payments for the license due to the State. During the network build out stage the interest (including the discount on license payments) and foreign exchange gains or losses to the extent that they are regarded as an adjustment to borrowing costs are capitalized in the cost of the asset. When first customer subscribes to services the license is amortised, on a straight-line basis, over remaining period of its validity. Maximum period of license validity is 15 years.

Licenses are presented in construction in progress during network build out stage and are transferred to intangibles when network build out stage terminates.

PTC, jointly controlled by Elektrim stock company, has acquired from the Polish State, represented by the Minister of Communication, a license to provide telecommunication services according to ETSI/GSM standard in the 900 MHz band, including a permit to install and utilise telecommunication equipment and network, and allocation of frequencies in the ETSI/GSM 900 MHz band ("the GSM 900 license").

The GSM 900 license was acquired on February 23, 1996 and has been valued at the present value of the payments due to the State. The GSM 900 license is amortised over the period of its validity, i.e. 173 month from the date of the operation start-up on a straight-line basis.

On August 11, 1999 the Minister of Communication granted PTC a license to provide telecommunication services according to ETSI/GSM standard in the 1800 MHz band, including a permit to install and utilise telecommunication equipment and network, and allocation of frequencies in the ETSI/GSM 1800 MHz band ("the GSM 1800 license"). The GSM 1800 license is valid for 15 years from the date of acquisition, though it allowed starting operations of relevant services from March 1, 2000.

The GSM 1800 license has been valued at the present value of the payments due plus the cost of interest and foreign exchange losses capitalised during the development period. The development period terminated together with the start of operational validity of the GSM 1800 license on March 1, 2000. The GSM 1800 license will be amortised over the period of its operational validity, i.e. 14.5 years.

On September 29, 2000 the Minister of Communication granted PTC a license to lease the telecommunication lines in the Company's network, including a permit to install and utilise telecommunication equipment and network ("the Lease Lines license"). The Lease Line license is valid for 15 years from the date when it was delivered to PTC and has been valued at the nominal value as the license fee was paid in a single installment.

On December 20, 2000 the Minister of Communication granted the PTC a license to provide telecommunication services according to the UMTS standard in the 2 GHz band, including a permit to install and utilise telecommunication equipment and network, and allocation of frequencies in the 2 GHz band ("the UMTS license"). The UMTS license is valid for 22 years from the date of acquisition, though it allows starting operations of relevant services from January 1, 2003 but not later than January 1, 2004.

The UMTS license is valued at the present value of the payments due plus the cost of interest and foreign exchange losses capitalised during the development period. The development period will terminate together with the start of operational validity of the UMTS license. The UMTS license will be amortised over the period of its operational validity, i.e. 20 years.

The above-described GSM 900 license, the GSM 1800 license, the UMTS license and the Lease Lines license are not transferable assets.

On June 2, 1999 the Minister of Communication has granted El–Net (Elektrim's subsidiary) a license for fixed line telecommunication services on the area of former Warsaw voivodeship for 15 years. This license is amortised during the period of its validity. El -Net and Bresnan (Elektrim's subsidiary) have also been granted several licenses for fixed line telecommunication services in Northern Poland. These licenses are mostly limited to separate community or parish and licenses are usually granted for 15 years and amortised during this period.

Other intangible fixed assets

Other intangible assets are stated at cost less accumulated amortisation provided on a straight line basis. The amortisation rates applied in relation to intangible fixed assets range from 20% to 50%.

(f) Financial instruments

Financial assets held for trading are measured at fair value. Investments held to maturity, other than shares in subsidiaries and associates, are measured at amortised cost. Those that do not have a fixed maturity are measured at cost. Loans and receivables are measured at original recorded cost. All financial assets are subject to review for impairment.

(g) Impairment of assets

The Elektrim Group companies review the net carrying value of their assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is charged to the income statement. The recoverable amount is the higher of an asset's net selling price and its value in use. The net selling price is the amount obtainable from the sale of an asset in arm's length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the relevant cash – generating unit. The Elektrim Group companies assess at each balance sheet date whether there is any objective evidence that a financial assets may be impaired. If any such evidence exists the Elektrim Group companies estimate the recoverable amount of that asset or group of assets and recognise any impairment loss.

(h) Inventories

Inventories are stated at the lower of original purchase price or production cost and net realisable value. The following types of inventory are valued as follows:

Finished goods	Production cost
Work in progress	Production cost
Goods for resale	Purchase cost
Raw materials	Purchase cost

The closing balances of inventories are recorded using the FIFO method.

(i) Convertible bonds

Convertible bonds are classified as non- – current liabilities and shareholders equity portion. Convertible bonds are recorded at their amortised cost using effective interest rate. Valuation of the equity portion of convertible bonds is based on the historic cost at the date of the bond issuance.

As a result of the conversion of bonds into shares, the parent company transforms equity portion and liabilities into common stock and share premium. Transfers from equity portion are calculated on the proportion of converted bonds to total amount of convertible bonds.

Premium generated when shares are allotted above their nominal value is charged to share premium.

(j) Special funds

Special funds consist primarily of the social fund. The social fund is an employer's obligation based on a government mandated calculation based on number of employees and the monthly minimum wage in Poland. The amounts calculated under this formula must be used for the benefits of the employees.

(k) Vacation pay accrual

Vacation pay is accrued when earned by employees.

(l) Jubilee and retirement bonuses

Certain of the Elektrim Group companies provide defined jubilee and retirement benefits plans for their employees. Jubilee bonuses are paid to employees upon completion of a certain number of years in service, whereas retirement allowances as a one–off payments made on retirement, both depending on employee's average remuneration and length of service. The jubilee and retirement benefits are not funded. The jubilee and retirement bonus obligations are accounted for on an accrual basis.

An independent actuary has determined the net present value of these obligations. Accrued obligations are those future discounted payments, adjusted by employee attrition rates, which were earned by the employees prior to the balance sheet dates. Demographic and attrition profiles are based on the historical data. Valuation of obligations was made on the assumption of no effective increase in the salary level and assumed changes in discount rates.

(m) Revenue recognition

Revenue is recognised when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of the revenue can be measured reliably. Sales are recognised net of sales taxes and discounts when delivery has taken place and transfer of risks and rewards has been completed.

In the first quarter of 2001, Elektrim's jointly controlled entity - PTC adopted the below criteria to its accounting policy regarding multi-element sale transactions and applied it retrospectively. The resulting adjustment to the opening balance of accumulated deficit as at January 1, 2001 resulted in a decrease by PLN 3 million, net of a tax charge and there were no changes to the balances as at January 1, 2000 and as at June 30, 2000. Both, net sales and cost of sales in the six-month period ended June 30, 2000 increased by PLN 10 million.

The multiple-element transactions with post-paid clients are classified as separable or non-separable contracts whereas the pre-paid services are treated as separable transactions. The initial revenue from a multiple-element arrangement that is non-separable (handset price and activation fee) is deferred over the average expected life of the customer. The direct cost of a product sold in this contract is also deferred in line with the revenue. The initial excess of cost over the revenue is immediately expensed. The revenue from separable multiple-element transactions and costs related to these transactions are recognised in the income statement as incurred.

(n) Operating expenses

Operating expenses are charged in the period to which they relate. In line with Polish business practice, shareholders are allowed to distribute profits for the benefit of employees to pay additional bonuses or to increase the social fund designed for the welfare of employees. If such distributions were made they would be recharacterised and

recognised as an operating expense of the period at the time when constructive obligation i.e. profits distribution is approved.

(o) Borrowing costs

Borrowing costs are recognised as expense in the period, in which they are incurred, except to the extent that they are capitalised to construction in progress. Borrowing costs are capitalised up to the date of the commissioning of qualifying assets.

(p) Foreign exchange transactions

Transactions denominated in foreign currencies are recorded in the Polish currency (Polish zloty) at actual exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are reported at the rates of exchange prevailing at the end of the period. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the income statement or capitalised if they are arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

(q) Income tax

The current provision for corporate income tax for the Group companies is calculated in accordance with Polish tax regulations and is based on the profit or loss reported under Polish accounting regulations.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which each Group company expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets are recognised when it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilised.

At each balance sheet date, the Group companies re-assess unrecognised deferred tax assets and the carrying amount of deferred tax assets. The Group companies recognise a previously unrecognised deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. The Group companies conversely reduce the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilised.

(r) Reclassifications

Certain reclassifications have been made in relation to the information presented in the financial statements prepared as at June 30, 2000 in order to conform the information presented in the financial statements prepared as at June 30, 2001.

(s) Percentage of completion method

Revenue from contracts is recognised by reference to the recoverable costs incurred during the period plus the fee earned, measured by the proportion that costs incurred to the date bear to the estimated total costs of contract.

	At June 30, 2001	At June 30, 2000
Contract revenue recognised as revenue		

in the period	211	280
Aggregate amount of costs incurred and recognised profits to date	644	1,012
Advances received	20	8
Retention	39	53
Gross amount due from customers for contract work	54	39
Gross amount due to customers for contract work	48	22

7. Management's Plans (not reviewed by auditor)

Development Plans for the Key Business Segments: Telecommunications and Power

Development plans of the Elektrim Group (led by Elektrim as parent company) assume a continuous increase in the asset value of both the telecom and power segments.

For the Elektrim Group telecommunications remains a key strategic sector. Its growth will be based on Elektrim's investment agreement with Vivendi Universal, which specifies the asset management policy to be adopted by Elektrim Telekomunikacja (ET) (a subsidiary in which the parties will consolidate telecom companies from the Elektrim Group). Pursuant to the agreement, ET will hold shares of Polska Telefonia Cyfrowa (mobile phones), as well as fixed line and cable TV operators. After completing the transaction, Elektrim will be the owner of 49% of ET, while Vivendi Universal will control all the strategic and operating aspects of ET's business building upon its strong market position, experience in the international telecom market, leading-edge technologies and corporate governance competencies.

A long-term strategy for the consolidated telecom business will be produced together with the strategic ally, Vivendi Universal. The partners have assumed that ET's growth will be fuelled by synergies between mobile phones, cable TV, and fixed line telephony and ET will be transformed into a leading player in Poland's telecommunications market. The agreement and the consolidation of related operations within one organizational structure will bring about a launching pad for various programs in such areas as efficiency improvement, cost cuts, and joint investments. On the other hand, both individual and business customers will benefit from access to comprehensive service offer.

The investment agreement with Vivendi Universal also provides that ET will go public within 12-18 months.

As far as dot-coms and data transmission companies that were not contributed to ET are concerned, the Management Board will only support the development of those ensuring a required ROE ratio. Their future will be finally decided by the Board after examining achievable strategic options for those sectors, which should take into account their poor financial performance, deteriorating prospects of certain kinds of business, and the collapse of dot-com prices in international stock markets. The current policy is that subsidiaries should arrange funding for their projects without involving the parent company. Subsidiaries will also have to rely on their own in search for investors to finance their growth.

The growth policy for the second core sector, i.e. power, is based on the assumption that within the Elektrim Group an integrated group will emerge with its business focused on generating, trading and distributing electricity. In addition, the power group will use synergies with telecom operations of the Elektrim Group.

In line with the continued liberalization of the power sector, in which Elektrim takes a significant part, the parent company will become a more and more powerful player in the power market and should gain numerous options to shape its participation. In common with other similar international groups, now Elektrim explores the most productive ways to employ its experience in creating and making use of values that are and will be generated by the liberalized market in the near future.

The Management Board's plans for the power sector also envisage a further strengthening of the market position of the PAK power plants – the most valuable power assets in the Group's portfolio. PAK (one of Poland's most efficient power generator that supplies 11% of the country's electricity output) will continue the modernization project to construct an advanced power unit of 460 megawatt at the Pątnów II Power Plant. The upgrade is based on hi-tech solutions that will enable the Pątnów II Power Plan to generate productively 'eco' power in conformity with rigorous environmental standards.

To secure the distribution of PAK's output, Elektrim is going to participate in the privatization of the power distribution subsection. In 2001, Elektrim and its partners (as a consortium) placed an offer to acquire 25% of shares in a group of eight power distributors - G8. Through its investment in G8, Elektrim would gain access to a broad market of various power products and services and a foothold for its expansion of trading operations in the next few years. Through its stake in G8, Elektrim would be able to offer a complete range of products and services from power generating to distribution of energy to end-users. Elektrim would have a direct access to over 2.5 million customers and 15% of the domestic power distribution market. This investment is also crucial for the future development of PAK, which distributes approximately 40% of its output via the G8 network.

In addition, Elektrim's power subsidiaries are going to increase their share both in the domestic and international electricity trade markets, including Austria, Germany, Yugoslavia, and Russia. Elektrim will be an active member of the Power Exchange to control its development and to run its day-to-day operations. In the future, the Power Exchange intends to establish a WWW portal that will handle financial settlements on the Power Exchange. In accordance with the strategic plans of the power group, Elektrim and other companies from the power sector will set up a b2b platform aimed at supporting trade in various power-related products and services, as well as non-standard contracts for electricity.

Elektrim Megadex (Elektrim's subsidiary) will continue its business as a turnkey provider of power units, power plant upgrade projects, transformer substations, and transmission lines.

Operating & Financial Restructuring of Elektrim

The Management Board of Elektrim has commenced and will continue an operating and financial restructuring program for the parent company. The restructuring is necessitated by the investment agreement with Vivendi Universal, which urged the implementation of new management rules to be applied in one of the Group's two key sectors - Elektrim Telekomunikacja, as well as by the need to develop a new corporate governance model for the entire Elektrim Group. New operating and financial policies and procedures are inevitable since Elektrim must adapt to a changing market environment in Poland's and global economy.

The primary goal of the restructuring program is to generate sustainable operating profits (EBITDA level). This, in turn, requires an aggressive cost reduction program, which is already being implemented. The planned cost cuts also cover staff-related expenses. To this end, Elektrim will increase productivity and optimize its workforce. Changes in the staff structure will force out all remaining operating activities from the parent company's structure. The new role of Elektrim is to originate long-term development strategies for the entire Group and to control the asset management function at the Group's level. Accordingly, all telecom operating teams (transfer to ET) and certain auxiliary functions (e.g. IT employees in charge of the SAP system) will be separated from the parent company's organizational structure.

The parent company explores new revenue sources and would like to improve its financial position through the conversion of short-term debt into medium-term liabilities.

Funding

From now on, capital expenditure programs of operating subsidiaries are intended to be self-financed by the companies themselves without involvement of the parent company. This policy has proven to be well defined. For example, PTC and PAK were able to arrange required funds to cover their financial needs in 2001. The former was granted a credit line of EUR 650 million and sold high-yield bonds of EUR 200 million, the latter took a loan of USD 392 million for its Pątnów II Power Plant. These credit facilities for the subsidiaries were orchestrated with Elektrim's active participation as underwriter.

Proceeds from the transaction with Vivendi Universal will be utilized to repay a significant part of Elektrim's debts, which include convertible bonds issued in 1999, secured bonds issued in 2001, and bank loans.

All other debt repayment, operating and investment needs will be financed by the restructuring of Elektrim's short-term debts. The debt-restructuring program assumes that Elektrim will take a syndicated loan or issue zero-coupon bonds.

Elektrim is in advanced negotiations with several Polish and international banks to arrange and underwrite an additional syndicated loan. With this loan Elektrim will complete the restructuring of all its short-term debts and accumulate sufficient resources to ensure a possible repurchase of convertible bonds issued in 1999, if their holders decide to exercise all their put options on December 15, 2001.

The syndicated loan will be repaid (or the bonds redeemed) in 2003 after the introduction of Elektrim Telekomunikacja into public trading.

Elektrim intend also to sell its shares in Elektrim Kable. These shares can be valued at the level determined in the agreement signed with Krakowska Fabryka Kabli on May 12, 2001.

8. Restructuring agreement

On September 26, 1991, under the parent company's privatisation process, Elektrim has signed a Restructuring Agreement with the State Treasury. According to the agreement, Elektrim has recognised certain liabilities due to the State Treasury resulting from the settlement of contracts executed by Elektrim in prior periods and has undertaken to transfer net income from the above contracts to the State Treasury. All contracts under the Restructuring Agreement had been completed.

Upon receiving the cash proceedings due from the above contracts and setting off expenses, taxes and the agreed 8% commission, the income is transferred to the State Treasury. The Management Board's position is that all receivables of Elektrim resulting from the Restructuring Agreement are to be transferred to the State Treasury within 21 days of their receipt by Elektrim.

As of June 30, 2001, the Elektrim's liabilities resulting from the Restructuring Agreement amounted to PLN 809 million. Assets resulting from the restructuring agreement have been presented separately in the Notes. Liabilities resulting from the restructuring agreement have been shown separately in the condensed consolidated balance sheet.

As at December 31, 2000 the difference between assets and liabilities in the consolidated financial statements regarding the Restructuring Agreement arouse from elimination PLN 348 million in the consolidation process from the subsidiary Enelka. Since January 1, 2001 Enelka has not been consolidated and assets and liabilities regarding the Restructuring Agreement are equal.

The structure of assets of restructuring agreement presented in the condensed consolidated financial statements as at June 30, 2001 and December 31, 2000 were as follows:

	At June 30, 2001	At December 31, 2000
Current assets	367	115
Other non current assets	293	275
Cash	149	101
	-------	-------
	809	491
	=======	=======

In accordance with the provisions of the Restructuring Agreement, in order to duly secure the interest of the State Treasury Elektrim is making all efforts to collect the above receivables. Steps undertaken by Elektrim regarding receivables of the highest risk included in particular:

- in view of the difficult situation regarding the Marincity project resulting from the deterioration of the macroeconomic situation in Turkey and the 1999 earthquake, Elektrim has taken steps aimed at continuing the project and securing its assets appropriately. There has been no major progress to date in implementing the project based on a joint-venture with a new general contractor. Accordingly, the Management Board of Elektrim may pursue alternative solutions in the near future;
- taking into account the difficult financial situation regarding the Kavala group (receivables in the amount of PLN 187 million as at June 30, 2001), Elektrim is continuing activities aimed at securing its claim on the shares held by the Kavala group in a Turkish mobile operator;
- receivables from Vienna Commerz (receivables in the amount of PLN 7 million as at June 30, 2001) are being vindicated under court proceedings.

As of June 30, 2001, value of assets due under the Restructuring Agreement, receivables of the parent company amounting to PLN 529 million regarding primarily the contracts in Turkey, may not be collected in full. The parent company's Management Board is of the opinion, like in the case of other receivables under the Restructuring Agreement, that they will be transferred to the State Treasury upon deducting the commission, within 21 days of their receipt by the Company. Elektrim is committed to undertake all efforts to secure the realisation of all assets relating to the Restructuring Agreement and any potential loss in value is caused by events beyond the parent company's control.

9. Segment information

(a) Business segments

The Elektrim Group conducts the majority of its business activities in the following six segments:

- fixed line telecommunication (mainly: El-Net)
- mobile telecommunication (PTC)
- cable TV (Bresnan LLP)
- manufacturing of cables (Elektrim Kable)
- power generation (PAK)
- energy construction (Elektrim Megadex)
- other

June 30, 2001	Fixed line Telecommuni cation	Mobile telecommuni-cation	Cable TV	Manufactu-ring of cables	Power generation	Energy construction	Other	Adjustments	Group
Income Statement Information for the six month period ended June 30, 2001									
External sales	69	1,041	63	740	697	113	72	-	2,795
Inter-segment sales	2	-	9	3	345	98	16	(473)	-
Depreciation and amortisation	54	176	14	25	50	1	6	-	326
Operating loss	(86)	207	(1)	37	29	11	(265)	(172)	(240)
Interest expense	-	-	-	-	-	-	-	-	(692)
Interest income	-	-	-	-	-	-	-	-	610
Share of results of associated companies	-	-	-	-	-	(10)	2	-	(8)
Income taxes	-	-	-	-	-	-	-	-	(36)
Minority interest	-	-	-	-	-	-	-	-	(47)
Net loss	-	-	-	-	-	-	-	-	(413)
Balance Sheet Information									
Capital expenditure	(79)	(803)	(29)	(12)	(63)	(1)	(16)	6	(997)
Assets of the segment which:	3,003	5,752	342	1,131	2,014	349	1,761	(1,008)	13,344
Investments in associated companies	-	-	-	-	-	62	57	-	119
Unallocated assets	-	-	-	-	-	-	-	-	95
Total assets	-	-	-	-	-	-	-	-	13,558
Segment liabilities	723	719	74	271	234	258	1,232	(401)	3,110
Unallocated liabilities	-	-		-	-	-	-	-	6,502
Segment liabilities	-	-	-	-	-	-	-	-	9,612
Cash flow arising from:									
Operating activities	(36)	244	11	161	84	1	(88)	(51)	326
Investing activities	(67)	(760)	(29)	(9)	(84)	-	(198)	151	(996)
Financing activities	101	550	23	(193)	11	4	215	(103)	608

December 31, 2000	Fixed line Telecommuni -cation	Mobile telecommuni-cation	Cable TV	Manufactu-ring of cables	Power generation	Energy construction	Other	Adjustments	Group
Balance Sheet Information Information at December 31, 2000									
Capital expenditure	(171)	(899)	(115)	(61)	(37)	(3)	(24)	-	(1,310)
Assets of the segment which:	2,108	6,102	661	1,176	2,368	148	1,017	(17)	13,563
Investments in associated companies	-	-	-	-	-	72	57	-	129
Unallocated assets	-	-	-	-	-	-	-	-	215
Total assets	-	-	-	-	-	-	-	-	13,907
Segment liabilities	392	1,412	42	246	178	216	348	-	2,834
Unallocated liabilities	-	-	-	-	-	-	-	-	6,785
Segment liabilities	-	-	-	-	-	-	-	-	9,619

June 30, 2000	Fixed line Telecommuni -cation	Mobile telecommuni-cation	*	Manufactu-ring of cables	Power generation	Energy construction	Other	Adjustments	Group

Income Statement Information for the period ended June 30, 2000

External sales	32	860	798	592	208	203	-	2,693
Inter-segment sales	2	-	-	22	73	27	(124)	-
Depreciation and amortisation	35	120	40	50	1	19	-	265
Operating loss	(62)	19	2	(2)	(6)	(117)	(31)	(197)
Interest expense	-	-	-	-	-	-	-	(732)
Interest income	-	-	-	-	-	-	-	242
Share of results of associated companies	-	-	-	-	-	(7)	-	(7)
Income taxes	-	-	-	-	-	-	-	10
Minority interest	-	-	-	-	-	-	-	109
Net loss	-	-	-	-	-	-	-	(575)
Cash flow arising from:								
Operating activities	(51)	141	(64)	15	(40)	(331)	(44)	(374)
Investing activities	(117)	(402)	(6)	2	15	367	577	436
Financing activities	43	(245)	85	(21)	28	18	(427)	(519)

- **-During the second half of the year 2000 the new segment of Cable TV was distinguished.**
-

(b) Geographical segment data

For the six - month period ended June 30, 2001

	Net sales	
	Export	Domestic
Fixed line telecommunication	-	71
Mobile telecommunication	-	1,041
Cable TV	-	72
Manufacturing of cables	378	365
Power generation	11	1,031
Energy construction	51	160
Other	1	87
Eliminations	-	(473)
Total	441	2,354

For the six - month period ended June 30, 2000

	Net sales	
	Export	Domestic
Fixed line telecommunication	-	34
Mobile telecommunication	25	835
Manufacturing of cables	392	406
Power generation	-	614
Energy construction	135	146
Other	19	211
Eliminations	-	(124)
Total	571	2,122

Segment assets by location:

	At June 30, 2001	At December 31, 2000
Poland	13,555	13,481
Other countries	3	426
	-------	-------
Total	13,558	13,907
	=======	=======

Capital expenditures by market area:

	Six - month period ended June 30,	
	2001	2000
Poland	997	588
Other countries	-	28
	-------	-------
Total	997	616
	=======	=======

10. Operating expenses

	Six - month period ended June 30,	
	2001	2000
Cost of sales:		
Raw materials and energy	941	904
Cost of goods bought for resale	300	623
External services	562	586
Payroll and benefits (staff costs)	382	362
Depreciation and amortisation	326	265
Taxes and charges	30	23
Other	133	47
	-------	-------
	2,674	2,810
Adjusted by:		
Elimination of internal services	(1)	(30)
Change in inventories	(4)	(82)
Selling and distribution costs	(235)	(259)
Administration costs	(278)	(281)
	-------	-------
	2,156	2,158
	=======	=======
Operating expenses:		
Selling and distribution costs	(235)	(259)
Administrative costs	(278)	(281)
Other operating, net	(366)	(192)
	-------	-------
	(879)	(732)
	=======	=======

The structure of other operating activities net was as follows:

	Six - month period ended June 30, 2001	2000
Goodwill amortisation, net	(171)	(154)
Changes in provisions	(178)	(9)
Other, net	(17)	(29)
	(366)	(192)

11. Interest and other financial income

	Six - month period ended June 30, 2001	2000
Foreign exchange gains	246	128
Interest income	50	102
Other	314	12
	610	242

12. Interest and other financial expenses

	Six - month period ended June 30, 2001	2000
Interest expense	(262)	(445)
Foreign exchange losses	(101)	(206)
Other	(329)	(81)
	(692)	(732)

13. Taxation

	Six - month period ended June 30, 2001	2000
Current tax charge	(17)	(13)
Net deferred tax (charge)/ benefit	(19)	23
Tax (charge)/benefit	(36)	10

According to the Polish tax regulations, the tax rate in effect in 2001 is 28%. The tax rates set for years 2002, 2003 and 2004 and thereafter are as follows 28%, 24% and 22%, respectively.

The numerical reconciliation between tax benefit and the product of accounting loss multiplied by the applicable tax rates is as follows:

	Six - month period ended June 30, 2001	2000
Loss before taxation and minority interests	(330)	(694)
Tax rate	28%	30%
Tax benefit using statutory rate	(92)	(208)
Permanent differences	68	61

Temporary differences	19	23
Temporary differences which realisation is not probable	41	137
Adjustments to deferred taxes	(19)	(23)
Tax charge/(benefit)	17	(10)

	At June 30, 2001	At December 31, 2000
Deferred tax assets:		
Provisions for liabilities and charges	103	79
Accrued expenses	31	49
Unrealised foreign exchange losses and gains, net	-	10
Tax loss – asset	129	130
Other	128	107
	391	375
Temporary differences for which realisation is not probable ("valuation allowance")	(147)	(181)
Deferred tax liabilities:		
Book versus tax basis of financial investments	(322)	(368)
Book versus tax basis of fixed assets	(327)	(307)
Book versus tax basis of licenses	(229)	(149)
Other	(44)	(29)
	(922)	(853)
Net deferred tax liability	(678)	(659)

	Six - month period ended June 30,	
	2001	2000
Change of net deferred tax liability	(19)	(34)
Change of net deferred tax liability regarding converted bonds not reflected in the condensed consolidated profit and loss statement	-	11
Change of net deferred tax liability reflected in the condensed consolidated profit and loss statement	(19)	(23)

14. Short-term investments

Short term investments as at December 31, 2000 and June 30, 2001 were as follows:

	At June 30, 2001	At December 31, 2000
Treasury bonds	90	98
Equity securities	22	26
Listed equity securities	-	4
Other	24	11
	136	139

Treasury bonds (US Bills and Deutsche Treasury Bills) are kept on escrow account and invested to secure payment of the first five interest coupons of Long term Notes issued by PTC, as described in Note 26, and are restricted for Group use.

15. Trade and other receivables

	At June 30, 2001	At December 31, 2000
Trade receivables	1,155	1,431
Value added and other taxes recoverable	67	87
Prepayments	23	34
Restructuring agreement	367	115
Other receivables	527	139
Gross receivables	2,139	1,806
Less allowance for doubtful accounts	(571)	(431)
Net receivables	1,568	1,375

Total receivables include PLN 789 million and PLN 462 million of amounts denominated in foreign currencies as at June 30, 2001 and at December 31, 2000, respectively. Trade receivables relate primarily to the sales of products.

Concentrations of credit risk relating to trade receivables are limited due to the large number of customers.

The allowance for doubtful accounts and changes therein for the period ended June 30, 2001 was as follows:

	Six - month period ended June 30,	
	2001	2000
Allowance, beginning of period	439	437
Charged	207	142
Released	(21)	(51)
Written off	(54)	(2)
Allowance, end of period	571	526

16. Inventory

	At June 30, 2001	At December 31, 2000
Finished goods	131	84
Work in progress (semi-products)	32	47
Goods for resale	9	144
Materials and production supplies	167	119
	339	394
Inventory provision	(15)	(18)
Net inventories	324	376

The inventory net write-offs to net realisable value amounted to PLN 1 million in 2001 and to PLN 4 million in six month period ended 30 June 2000.

As at June 30, 2001 and December 31, 2000 the carrying amounts of inventories pledged as security for liabilities were PLN 124 million and PLN 143 million respectively.

17. Tangible fixed assets, net

	At June 30, 2001	At December 31, 2000
Land and buildings	1,135	1,164
Plant and equipment	3,246	3,148
Motor vehicles	27	26
Other fixed assets	259	225
Construction in progress	491	733
	5,158	5,296

For tangible fixed assets under construction, the Company capitalises interest and foreign exchange gains/losses incurred and directly attributable to the acquisition and construction of the qualifying assets. The financing costs are capitalised only during the period of construction of the qualifying assets.

Capitalised borrowing costs between December 31, 2000 to June 30, 2001 between December 31,1999 to June 30, 2000 amounted to PLN 6 million and PLN 5 million, respectively.
As at June 30, 2001 value of tangible assets pledged as security for liabilities amounts to PLN 2,574 million.

The movement in the periods was as follows:

	Land and buildings	Plant and equipment	Motor vehicles	Other fixed assets	Construction in progress	Total
Cost						
At January 1, 2000	1,256	3,710	56	161	1,656	6,839
Additions	55	61	11	7	945	1,079
Transfers	113	622	3	121	(1,313)	(454)
Disposals	(10)	(59)	(5)	(3)	(552)	(629)
At December 31, 2000	1,414	4,334	65	286	736	6,835
Depreciation						
At January 1, 2000	155	826	33	42	-	1,056
Charge	55	364	9	21	-	449
Other increases	2	4	-	-	-	6
Disposals	(2)	(49)	(4)	(3)	-	(58)
At December 31, 2000	210	1,145	38	60	-	1,453
Impairment of assets	(40)	(41)	(1)	(1)	(3)	(86)
Net book value at December 31, 2000	1,164	3,148	26	225	733	5,296
Cost						
At January 1, 2001	1,414	4,334	65	286	736	6,835
Additions	76	74	6	7	489	652
Transfers	7	221	3	42	(273)	-

Disposals	(25)	(53)	(7)	(3)	(458)	(546)
Transfer to Investment Property (see Note 20)	(33)	-	-	-	-	(33)
At June 30, 2001	1,439	4,576	67	332	494	6,908
Depreciation						
At January 1, 2001	210	1,145	38	60	-	1,453
Charge	61	158	6	14	-	239
Disposals	(1)	(14)	(5)	(2)	-	(22)
Transfer to Investment Property (see Note 20)	(6)	-	-	-	-	(6)
At June 30, 2001	264	1,289	39	72	-	1,664
Impairment of assets	(40)	(41)	(1)	(1)	(3)	(86)
Net book value at June 30, 2001	1,135	3,246	27	259	491	5,158

Tangible fixed assets held under capital leases (included in the above schedule):

	At June 30, 2001			**At December 31, 2000**		
	Land	**Buildings**	**Other**	**Land**	**Buildings**	**Other**
Cost	6	193	3	3	99	6
Accumulated depreciation	-	(11)	-	-	(4)	(2)
Net	6	182	3	3	95	4

18. Goodwill

The movement in the period ended June 30, 2001 was as follows:

	Six month period ended June 30,	
	2001	**2000**
Gross amount		
Beginning of period	4,092	4,044
Increases	25	24
Decreases	-	(10)
End of period	4,117	4,058
Accumulated depreciation		
Beginning of period	(484)	(140)
Charge for the period	(171)	(154)
End of period	(655)	(294)
Net book value at the end of period	3,462	3,764

The increase in the Company's goodwill from consolidation in the first half of the year 2001 in the amount of 25 mln PLN arises from investments in shares of the Poland.com company.

	Date	Price	Share in net assets
Purchase of shares in Poland.com	April 5, 2001	24	(1)

19. Intangible fixed assets, net

	At June 30, 2001	At December 31, 2000
Computer software	114	85
Licenses	1,626	1,708
Other	77	65
	1,817	1,858

For the period ended June 30, 2001 the Group capitalised in intangible fixed assets foreign exchange gains in the amount of PLN 41 million.

The movement in the periods was as follows:

	Computer software	Licenses	Other	Total
Cost				
At January 1, 2000	78	662	91	831
Additions	73	752	7	832
Transfers	2	456	(4)	454
Disposals	(4)	(1)	(4)	(9)
At December 31, 2000	149	1,869	90	2,108
Amortisation				
At January 1, 2000	21	86	20	127
Charge	46	75	7	128
Other increase	-	-	1	1
Transfers	(3)	-	(3)	(6)
At December 31, 2000	64	161	25	250
Net book value at December 31, 2000	85	1,708	65	1,858
Cost				
At January 1, 2001	149	1,869	90	2,108
Additions	65	3	25	93
Transfers	(1)	(41)	(9)	(51)
At June 30, 2001	213	1,831	106	2,150
Amortisation				
At January 1, 2001	64	161	25	250
Charge	35	44	12	91
Transfers	-	-	(8)	(8)
At June 30, 2001	99	205	29	333
Net book value at June 30, 2001	114	1,626	77	1,817

20. Investment property

Movement in investment property in the period was as follows:

January 1, 2001	72
Increases	-
Decreases	-
June 30, 2001	72

In the six - month period ended June 30, 2001 the Group recognised in the condensed consolidated profit and loss account rental revenue from investments property rent in the amount of PLN 5 million. Expenses related to these properties amounted to PLN 2 million in the six-month period ended June 30, 2001.

21. Investments

	At June 30, 2001	At December 31, 2000
Treasury Bonds	8	49
Investment in other companies	96	189
Other	25	-
Less valuation allowance	-	(23)
	129	215

Treasury Bonds (US treasury Bills and Deutsche Treasury Bills) are kept on escrow account and invested to secure payment of the first five interest coupons of Long term Notes issued by PTC, as described in Note 26, and are restricted for Group use.

22. Investments in associates

	At June 30, 2001	At December 31, 2000
Investments in associates	119	129
	119	129

As at June 30, 2001, and December 31, 2000 the Elektrim Group's investments in associates accounted for on an equity basis were as follows:

Associates	Investment value on equity basis as at		Elektrim Group's Interest in capital as at	Principal activity	Beginning of operations
	June 30, 2001	December 31, 2000	June 30, 2001		
RAFAKO	62	72	49.9%	Construction	12.02.1993
Mostostal Warszawa	45	43	28.4%	Construction	21.01.1991
Pollytag	12	14	45.5%	Production	22.12.1992
Total	119	129			

23. Other non-current assets

	At June 30, 2001	At December 31, 2000
Restructuring agreement	293	275
Other long-term receivables	81	77
	374	352

24. Deferred costs

	At June 30, 2001	At December 31, 2000
Notes issuance cost	-	87
Multiple-element transaction costs	44	57
Other	43	41
	87	185

25. Current liabilities

	At June 30, 2001	At December 31, 2000
Overdraft facility/bank loans	862	908
Bonds and commercial papers	218	102
Trade creditors	683	511
License liabilities	185	783
Construction payables	131	234
Amounts due to State Treasury	94	94
Accruals	234	239
Deferred income	225	200
Finance leases payable	18	15
Payroll	10	12
Other	107	202
	2,767	3,300

26. Non – current liabilities

Bank loans and other interest bearing debt as at June 30, 2001 and December 31, 2000 were as follows:

	At June 30, 2001	At December 31, 2000
Bank loans	1,976	1,819
Long – term Notes	1,614	1,352
Convertible bonds	1,515	1,702
Debt instrument issued	205	102
Other	570	467
Total	5,880	5,442
Short-term portion	(1,080)	(1,010)
Long-term portion	4,800	4,432

Loans by currency

Currency	At June 30, 2001	At December 31, 2000
PLN (1)	1,502	1,209
DEM (2)	19	210
USD (3)	210	272
GBP (4)	33	34
EUR (5)	212	94
Total	1,976	1,819

(1) loans in PLN:

- at June 30, 2001 the loans in PLN at fixed rate between 6.4 – 19.13% amounted to PLN 79 million; at variable include: WIBOR + 0.1% - 0.9% rate amounted to PLN 825 million; at variable WIBOR + 1% - 1.9% rate amounted to PLN 280 million and those at variable WIBOR + 2% rate amounted to PLN 318 million.
- at December 31, 2000 the loans in PLN at fixed rate between 10 – 21.13% amounted to PLN 73 million; variable rate loans amounted to PLN 350 million; loans at variable 1 T/N WIBOR + 0.5 % rate amounted to PLN 5 million, loans at variable 1 month WIBOR + 0.2 to 2% rate amounted to PLN 465 million; loans at variable 3 month WIBOR + 0.5% – 1.5% rate amounted to PLN 316 million;

(2) loans in DEM:

- at June 30, 2001 the loans in DEM at fixed rate between 5.7% - 7% amounted to PLN 10 million; those at variable 3M LIBOR + 0.875% rate amounted to PLN 9 million;
- at December 31, 2000 the loans in DEM at fixed rate between 6 – 10% amounted to PLN 15 million; variable rate loans amounted to PLN 28 million; loans at variable 1 month LIBOR + 1,5% rate amounted to PLN 167 million;

(3) loans in USD:

- at June 30, 2001 the loans in USD at variable 6 month LIBOR + 1.7% rate amounted to PLN 57 million; loans at variable 3 month LIBOR + 1% rate amounted to PLN 58 million; loans at variable 3 month LIBOR + 2% rate amounted to PLN 95 million;
- at December 31, 2000 the loans in USD at variable rate amounted to PLN 137 million; loans at variable 1 month LIBOR + 0.3-0.35 % rate amounted to PLN 22 million; loans at variable 3 month LIBOR + 2% rate amounted to PLN 94 million; loans at variable 1 month LIBOR + 0.6% rate amounted to PLN 19 million;

(4) loans in GBP:

- at June 30, 2001 the loans in GBP at fixed rate between 0% - 6.25% amounted to PLN 33 million (within PLN 11 million at 0%);
- at December 31, 2000 the loans in GBP at fixed rate 0 – 6.25% amounted to PLN 34 million;

(5) loans in EUR:

- at June 30, 2001 the loans in EUR at fixed rate of 7% amounted to PLN 24 million; loans at variable 1 month EURIBOR + 0.6% amounted to PLN 144 million; loans at variable 3 month EURIBOR + 2% amounted to PLN 44 million;
- at December 31, 2000 the loans in EUR at variable rate amounted to PLN 29 million;

loans at variable 1 month EURIBOR + 0.70% rate amounted to PLN 8 million; loans at variable 1 month EURIBOR + 0.30% rate amounted to PLN 19 million; loans at variable 3 month EURIBOR + 2% rate amounted to PLN 38 million.

As at June 30, 2001 the Group unused facility loan amounted to PLN 538 million and at December 31, 2000 to PLN 466 million.

	At June 30, 2001	At December 31, 2000
Non - current interest-bearing liabilities	4,800	4,432
Other non – current liabilities	68	77
	-------	-------
	4,868	4,509
	=======	=======

(a) As at June 30, 2001, and December 31, 2000 the Elektrim Group's non - current interest bearing liabilities were as follows:

	At June 30, 2001	At December 31, 2000
Loan facility	1,114	911
Convertible bonds	1,515	1,702
Long-term Notes	1,601	1,352
Finance leases payable	77	108
Licences	460	359
Other borrowing	33	-
	-------	-------
	4,800	4,432
	=======	=======

Long-term Notes were issued by PTC (the company is a joint controlled entity). The conditions, under which these Notes were issued, are presented below. The Group's balance sheet includes 51% of figures stated below, as PTC is consolidated using the proportionate method.

On May 8, 2001, PTC International Finance II S.A., a wholly owned subsidiary of the PTC, issued 10⅞ Senior Subordinated Guaranteed Notes ("10⅞ Notes") with the face value of EUR 200 million and maturity date of May 1, 2008. The 10⅞ Notes are unsecured, subordinated obligations of PTC International Finance II S.A. and are limited to an aggregate principal amount at maturity of approximately EUR 200 million (PLN 676 million as of June 30, 2001). The 10⅞ Notes were issued at par. The interest coupon is paid every January 31 and July 31, commencing July 31, 2001.

The obligations of PTC International Finance II S.A. under the 10⅞ Notes are fully and unconditionally guaranteed by the Company on a senior subordinated and unsecured basis pursuant to the Company's guarantee. The net proceeds from the 10⅞ Notes are loaned to the PTC.

The 10⅞ Notes are redeemable at the option of the holder or issuer at the following redemption conditions:

<u>Issuer Option (CALL)</u> Redemption, American Type

Period 1	May 1, 2005 – May 1, 2008
Redemption Amount	In whole or in part
Plus	Accrued and unpaid interest to the date of redemption
Period 2	May 8, 2001 – May 1, 2004
Redemption Amount	Any amount up to 35% of the outstanding principal

	amount, from the net proceeds of the issuance of ordinary shares of the PTC in a public offering
Plus	Accrued and unpaid interest to the date of redemption

<u>Option of holders (PUT)</u>	Right to require the issuer to purchase the holder's Notes
Condition	Occurrence of a change of control
Purchase Amount	All or any part
Plus	Accrued and unpaid interest to the purchase date
Change of control events:	
Rating Decline	At least two Notches below or withdrawing and,
50% Voting Power	If any person or group becomes the beneficial owner of 50% or more of the total voting power except for Permitted Holders (basically existing shareholders or large and reliable telecommunication company) and,
Consolidation	Sale of substantially all the assets of the PTC
Supervisory Board	Certain changes in Supervisory Board

On July 1, 1997, PTC International Finance B.V., a wholly owned subsidiary of PTC, issued 10¾ % Senior Subordinated Guaranteed Discount Notes ("10¾ Notes"). The 10¾ Notes are unsecured, subordinated obligations of PTC International Finance B.V. and are limited to an aggregate principal amount at maturity of approximately USD 253 million (PLN 1,009 million as of June 30, 2001). The 10¾ Notes are issued at a discount to their principal amount at maturity to generate gross proceeds of approximately USD 150 million (PLN 493 million at historical exchange rate). The 10¾ Notes will mature on July 1, 2007. Cash interest does not accrue on the 10¾ Notes prior to July 1, 2002. The obligations of PTC International Finance B.V. under the 10¾ Notes are fully and unconditionally guaranteed by PTC on a senior subordinated and unsecured basis pursuant to PTC Guarantee. The net proceeds from the 10¾ Notes are loaned to PTC.

The 10¾ Notes are redeemable at the option of the holders or issuer at the following redemption conditions:

<u>Issuer Option (CALL)</u>	Redemption, American Type
Period 1	1 July 2002 – 1 July 2007
Redemption Amount	In whole or in part
Plus	Accrued and unpaid interest to the date of redemption
Period 2	1 July 1997 – 1 July 2000
Redemption Amount	Any amount up to 35% of the outstanding principal amount, from the net proceeds of the issuance of ordinary shares of PTC in a public offering
Plus	Accrued and unpaid interest to the date of redemption
<u>Option of holders (PUT)</u>	Right to require the issuer to purchase the holder's Notes
Condition	Occurrence of a change of control
Purchase Amount	All or any part
Plus	Accrued and unpaid interest to the purchase date
Change of control events	
Rating Decline	At least two Notches below or withdrawing and,
50% Voting Power	If any person or group becomes the beneficial owner of 50% or more of the total voting power except for Permitted Holders (basically existing shareholders or large and reliable telecommunication company)
Consolidation	Sale of substantially all the assets of PTC

The 10¾ Notes are measured in the balance sheet at an amortised cost. They are traded publicly in the United States and their market value as of June 30, 2001 was 86 % of the nominal value (USD 218 million or PLN 869 million) whilst the carrying amount was PLN 904 million.

On November 23, 1999, PTC International Finance II, a wholly owned subsidiary of PTC International Finance (Holding) B.V. that is wholly owned by the PTC, issued 11¼% Senior Subordinated Guaranteed Discount Notes ("11¼ Notes"). The 11¼ Notes are unsecured, subordinated obligations of PTC International Finance II and are limited to an aggregate principal amount at maturity of EUR 300 million and USD 150 million (PLN 1,612 million as of June 30, 2001). The 11¼ Notes were issued at a discount to their principal amount at maturity to generate gross proceeds of approximately EUR 296 million and USD 148 million (PLN 1,897 million at historical exchange rate).

The 11¼ Notes will mature on December 1, 2009. Cash interest accrues on the 11¼ Notes and is payable semi-annually, on each June 1 and December 1, starting from year 2000. The accrued interest on the 11¼ Notes is presented in the condensed consolidated balance sheet within the current liabilities.

Payment of the first five interest coupons will be made from the funds set on escrow account and invested in US Treasury Bills and Deutsche Treasury Bills.

The obligations of PTC International Finance II under the 11¼ Notes are fully and unconditionally guaranteed by PTC on a senior subordinated and unsecured basis pursuant to PTC Guarantee. The proceeds from the 11¼ Notes are loaned to PTC.

The 11¼ Notes are redeemable at the option of the holders or issuer at the following redemption conditions:

Issuer Option (CALL)	Redemption, American Type
Period 1	December 1, 2004 – December 1, 2009
Redemption Amount	In whole or in part
Plus	Accrued and unpaid interest to the date of redemption
Period 2	November 23, 1999 – December 1,2002
Redemption Amount	Any amount up to 35% of the outstanding principal amount, from the net proceeds of the issuance of ordinary shares of PTC in a public offering
Plus	Accrued and unpaid interest to the date of redemption
Option of holders (PUT)	Right to require the issuer to purchase the holder's Notes
Condition	Occurrence of a change of control
Purchase Amount	All or any part
Plus	Accrued and unpaid interest to the purchase date
Change of control events	
Rating Decline	At least two Notches below or withdrawing and,
50% Voting Power	If any person or group becomes the beneficial owner of 50% or more of the total voting power except for Permitted Holders (basically existing shareholders or large and reliable telecommunication company)
Consolidation	Sale of substantially all the assets of PTC

The 11¼ Notes are measured in the balance sheet at an amortised cost. They are traded publicly in the United States and their market value as of June 30, 2001 was 88% of the nominal value for the Euro part (Euro 264 million or PLN 892 million) and 89% of the nominal value for the USD part (USD 134 million or PLN 534 million). The carrying

amounts as of June 30, 2001 were PLN 1,001 million and PLN 586 million for Euro and USD parts, respectively.

	Long term Notes At June 30, 2001		Long term Notes At December 31, 2000	
	Total amount	Reflected in the condensed consolidated balance sheet	Total amount	Reflected in the consolidated condensed balance sheet
10⅞ Notes	673	343	-	-
10¾ Notes	904	461	897	459
11¼ Exchange Notes –EUR	1,001	511	1,141	581
11¼ Exchange Notes –USD	586	299	613	312
	3,164	1,614	2,651	1,352
Less current portion	(26)	(13)	-	-
	3,138	1,601	2,651	1,352

Under the assumption that put option on conversion bonds (which is described in Note 37) is not executed the balances payable as of June 30, 2001 were:

Maturity

	At June 30, 2001	At December 31, 2000
Due in year two	260	295
Due in year three	1,619	224
Due in year four & five	978	2,174
Due in more than five year	1,943	1,739
	4,800	4,432

(b) As at June 30, 2001, and December 31, 2001 the Elektrim Group's other non - current liabilities were as follows:

	At June 30, 2001	At December 31, 2000
Construction payables	2	13
Other	66	64
	68	77

The balances payable as of June 30, 2001 were:

Maturity

	At June 30, 2001	At December 31, 2000
Due in year two	59	70
Due in year three	2	3
Due in year four & five	1	1
Due in more than five year	6	3
	68	77

27. Provisions for liabilities and charges

	At June 30, 2001	At December 31, 2000
Jubilee and retirement	81	83
Social fund	51	28
Guaranties	7	14
Other provisions	351	187
	-------	-------
	490	312
	=======	=======

Changes in provisions for liabilities and charges were in the six-month period ended June 30, 2000 were as follows:

	Jubilee and retirement	Social fund	Guaranties	Other provisions	Total
January 1, 2000	145	34	83	23	285
Increases	14	1	-	186	201
Decreases	(76)	(7)	(69)	(22)	(174)
	-------	-------	-------	-------	-------
December 31, 2000	**83**	**28**	**14**	**187**	**312**
	=======	=======	=======	=======	=======
January 1, 2001	83	28	14	187	312
Increases	1	24	-	180	205
Decreases	(3)	(1)	(7)	(16)	(27)
	-------	-------	-------	-------	-------
June 30, 2001	**81**	**51**	**7**	**351**	**490**
	=======	=======	=======	=======	=======

The social fund is an employer's obligation based on a mandated calculation based on the number of employees and the monthly minimum wage in Poland. The amounts calculated under this formula must be used for the benefits of the employees.

28. Minority interest

The minority interests represent the net assets of subsidiaries attributable to interests that are not owned, directly or indirectly through subsidiaries, by the Company.

	Six month period ended June 30,	
	2001	2000
Beginning of period	3,207	3,333
Change in the composition of shareholders	(4)	(4)
Increase /(decrease) in the companies' net assets	47	(109)
	-------	-------
End of period	3,250	3,220
	=======	=======

29. Shareholders' equity

The share capital as at June 30, 2001 represented by Company's share capital was PLN 84 million divided into 83,770,297 shares with nominal value of 1 Polish zloty each.
The share capital consists of the following share series for June 30, 2001 and December 31, 2000:

Share series	Number of shares issued at June 30, 2001	Number of shares issued at December 31, 2000	Number of shares Authorised
Series I	2,000,000	2,000,000	2,000,000
Series II	6,000,000	6,000,000	6,000,000
Series III	58,900,000	58,900,000	58,900,000
Series IV	16,870,297	16,870,297	16,870,297
	83,770,297	83,770,297	83,770,297

In Poland, each new issuance of capital is labelled as a new series of shares. All of the above series have exactly the same rights.

The distributable reserves of the Company under Polish law as at December 31, 2000 and June 30, 2001 amounted to PLN 3,378 million, and PLN 3,174 million, respectively. The Company may only distribute dividends to the extent of distributable reserves available under Polish Accounting Standards for the Company on a stand-alone reported basis.

30. Related party transactions

The Group total amounts of receivables and payables from associates amounted to PLN 11 million and PLN 117 million, respectively as at June 30, 2001. Associates total sales to the Group for the period ended June 30, 2001 amounted to PLN 46 million. Associates total purchases from the Group for the period ended June 30, 2001 amounted to PLN 11 million.

31. Financial commitments

(a) Finance leases (included in liabilities)

	At June 30, 2001		
	Future Value PLN	Interest PLN	Discounted PLN
Due in:			
one year	19	1	18
year two	15	1	14
year three	14	3	11
year four	16	5	11
year five	15	6	9
after year five	132	100	32
	211	116	95

	At December 31, 2000		
	Future Value PLN	Interest PLN	Discounted PLN
Due in:			
one year	16	1	15
year two	27	5	22
year three	16	4	12
year four	16	5	11
year five	16	6	10
after year five	141	88	53
	232	109	123

(b) Operating leases (not included in liabilities)

The minimum annual rentals payable on operating leases are as follows:

	At June 30, 2001	At December 31, 2000
Due in:		
one year	70	64
year two	66	59
year three	56	52
year four	51	45
year five	47	41
after year five	134	119
	-------	-------
	424	380
	=======	=======

Assets under operating leases include primarily network sites, office space, retail outlets and warehouse.

(c) Capital equipment and other expenditures commitments (not included in liabilities)

	At June 30, 2001	At December 31, 2000
Authorised and contracted	318	714
Authorised and not contracted	562	765
	-------	-------
	880	1,479
	=======	=======

32. Dividend restriction

The Elektrim Group's statutory financial statements are prepared in accordance with Polish accounting regulations. Dividends may only be distributed from the net profit reported in the Polish annual statutory financial statements.

33. Supplementary cash flow information

Cash and cash equivalents consist of cash on hand, balances deposited with banks and short-term highly liquid investments.

	At June 30, 2001	At December 31, 2000
Balances deposited with banks:		
Current accounts	75	225
Restructuring agreement	149	101
Term deposits with original maturity of less then 90 days	74	44
Bills with original maturity of less then 90 days		
Social fund cash	8	
Other	5	3
Cash on hand	1	1
	-------	-------
	312	374
	=======	=======

At June 30, 2001 the Elektrim Group revalued cash on hand and balances deposited with banks denominated in foreign currencies. The net result of the revaluation was PLN 6 million of foreign exchange losses, which were reported, under interest and other financial expenses.
The social fund cash is restricted for the benefits of the employees as described in Note 27. Restructuring agreement cash is also restricted for the use of the Group.

34. Employment

Average employment in the Elektrim Group's during the presented six-month period ended June 30, 2001 amounted to 16,069 people.

35. Financial risk management

Foreign exchange risk

The Group's operations are concentrated in Poland and thus foreign exchange risk is limited. The Group's foreign exchange risk exposure is mostly derived from borrowings. The Group's borrowings denominated in foreign currency are set out in Note 25. To mitigate foreign exchange risk the Group enters into derivative transactions, as described in Note 36.

Interest rate risk

The Group's exposure to interest rate risks mostly results from market interest fluctuations. The Group's borrowings are mostly bearing variable interest rates as presented in Note 25.

Credit risk

The Group's assets, which are subject to credit risk, consist mostly of cash and cash equivalents, short –term investments and receivables. Concentrations of credit risk relating to trade receivables are limited due to the large number of customers. To reduce credit risk the Group deposits cash and cash equivalents with several first rated banks. The maximum credit risk equals to PLN 1,833 million, which represents trade and other receivables, short term – term investments and financial assets net of provision.

36. Derivative instruments

The changes in the fair value of derivatives recognised by the Group is presented in the table below:

Type of derivative	Cross – currency swap	Forward contracts	Note options	CC swaps	Index swaps	Rental derivatives	Total
Balance at January 1, 2001 asset/(liability)	(61)	(23)	9	-	(18)	4	(89)
Introduction of new financial instruments	-	-	2	-	-	-	2
Changes in the fair value reported in the statement of operations	-	23	8	-	(1)	1	31
Changes in the fair value reported in the equity (hedging reserve)	-	-	-	(14)	-	-	(14)
Termination of contract	61	-	-	-	-	-	61
Balance at June 30, 2001 Asset/(liability)	**-**	**-**	**19**	**(14)**	**(19)**	**5**	**(9)**

a) Elektrim entered into a cross-currency swap transaction in order to mitigate part of the risk connected with foreign exchange rate and interest rate fluctuations in relation to the convertible bonds. According to the terms of the swap Elektrim receives 3.75% per annum based on the notional amount of EUR 220 million (half of the total nominal value of convertible bonds) and pays a floating (WIBOR-based) rate on the PLN equivalent as of the date of entering the swap. This transaction was treated as for trade purposes although Elektrim considered the swap as a hedging instrument reducing its risk exposure. As at December 31, 2000 the parent company recognised liability of PLN 61 million calculated as fair value of this instrument. On June 8, 2001 Elektrim utilised the right to exercise an option to terminate the swap. Terminating the transaction Elektrim made a final payment equal to PLN 85 million to its counterparty.

b) In year 2000 and in the first half 2001 Elektrim's jointly controlled entity – PTC concluded a set of transactions (swaps, foreign currency forwards and non-delivery forwards) to hedge some of the foreign currency liabilities that are scheduled to realize in the following years.

Forward contracts

The fair value of open transaction amounted to PLN 46 million as at December 31, 2000. PTC recognised the loss from forward contracts of PLN 40 million and PLN 11 million for the six-month period ended June 30, 2001 and June 30, 2000, respectively. As PTC is consolidated using proportionate method 51% of above figure is presented in these condensed consolidated statements.

Cross Currency swaps

On April 4, 2001 PTC entered into a cross currency swap transaction with Dresdner Bank AG. Under the terms of the transaction PTC swapped its fixed rate interest coupon payments on EUR 60 million aggregate amount of 11¼ 1999 Senior Subordinated EUR Notes due 2009 with the fixed rate interest coupon payments on PLN 217 million aggregate principal amount of 15.20% notes. The coupons will be swapped during the period commencing on June 3, 2002 and terminating on December 1, 2007.

On May 21, 2001 PTC entered into a cross currency swap transaction with Dresdner Bank AG. Under the terms of the transaction PTC swapped its fixed rate interest coupon payments on EUR 90 million aggregate amount of 11¼ 1999 Senior Subordinated EUR Notes due 2009 with the fixed rate interest coupon payments on PLN 314 million aggregate principal amount of 15.26% Notes. The coupons will be swapped during the period commencing on June 3, 2002 and terminating on December 1, 2007.

On May 23, 2001 PTC entered into a cross currency swap transaction with Dresdner Bank AG. Under the terms of the transaction PTC swapped its fixed rate interest coupon payments on EUR 100 million aggregate amount of 10⅞ 2001 Senior Subordinated EUR Notes due 2008 with the fixed rate interest coupon payments on PLN 345 million aggregate principal amount of 13.96% notes. The coupons will be swapped during the period commencing on May 8, 2001 and terminating on May 1, 2007.

On June 1, 2001 PTC entered into a cross currency swap transaction with Dresdner Bank AG. Under the terms of the transaction PTC swapped its fixed rate interest coupon payments on USD 75 million aggregate amount of 11¼ 1999 Senior Subordinated Dollar Notes due 2009 with the fixed rate interest coupon payments on PLN 299 million aggregate principal amount of 14.79% notes. The coupons will be swapped during the period commencing on June 3, 2002 and terminating on December 1, 2007.

On June 11, 2001 PTC entered into a cross currency swap transaction with Powszechny Bank Kredytowy SA. Under the terms of the transaction PTC

swapped its fixed rate interest coupon payments on USD 125 million aggregate amount of 10¾ 1997 Senior Subordinated Dollar Notes due 2007 with the fixed rate interest coupon payments on PLN 496,438 aggregate principal amount of 13.52% notes. The coupons will be swapped during the period commencing on July 1, 2002 and terminating on July 1, 2005.

These condensed consolidated financial statements reflect 51% of above figures as PTC is a jointly controlled entity and PTC is consolidated using proportionate method.

Derivatives embedded in finance lease contracts ("Index swaps")

PTC has bifurcated the derivatives from its finance leasing agreements signed on March 25, 1997. These derivatives swap payments based on Consumer Price Index ("CPI") into interest-based payments. CPI is not related to an inflation in the Company's own economic environment. Thus, the embedded derivatives are not closely related to the host contracts.

The fair value of Index swaps is estimated using a model based on discounting estimated future cash flows at money market interest rates.

The Index swaps are presented in the balance sheet under non-current liabilities caption and gains and losses arising from the changes in fair value are recorded in the statement of operations for the period.

As at January 1, 2001 PTC separated the Index swaps from the leasing liabilities and recognised with a negative fair value of PLN 36 million as derivatives under non-current liabilities caption. As a result the finance leasing liabilities decreased by PLN 21 million. The respective adjustment of retained earnings resulted in an increase of the accumulated deficit by PLN 12 million, net of a tax benefit. In these condensed consolidated financial statements is reflected 51% of above figures as PTC is consolidated using proportionate method.

Derivatives split from rental contracts ("Rental derivatives")

According to IAS 39 PTC has bifurcated the derivatives embedded in the foreign currency denominated rental contracts. These contracts are a firm commitment of PTC and none of the parties to the contracts uses foreign currency in its primary economic environment. Some of these contracts include also indexing of lease payments according to changes in a Consumer Price Index, which is not related to the Company's own economic environment.

PTC has separated the embedded derivatives and measured them at the fair value using models based on discounting estimated future cash flows at money market interest rates.

The rental derivatives are presented in the balance sheet under financial assets/(liabilities) caption and gains and losses arising from changes in their fair value are included in the statement of operations.

Note options – options embedded in the long – term Notes ("Note options")

Long–term Notes issued by PTC have embedded derivatives – options of issuer and holders (described in Note 26). The issuer options are separated from host contracts and accounted for as a derivative under IAS 39.

The valuation of Note options is done with the use of binominal model. The model is based on backward induction methodology using replication rule, stating that an option can be replaced by portfolio of base instruments at their present value.

The options are presented in the balance sheet under financial assets caption and gains and losses arising from changes in their fair value are included in the statement of operation for the period.

As at January 1, 2001 PTC recognised the options value at PLN 18 million. The respective adjustment resulted in an increase of the Notes liabilities by PLN 47 and an increase of the accumulated loss by PLN 2 million, net of a tax benefit. In these condensed consolidated financial statements is reflected 51% of above figures as PTC is consolidated using proportionate method.

37. Convertible bonds

On July 2, 1999 Elektrim Finance B.V. a wholly owned subsidiary of Elektrim issued EUR linked exchangeable bonds with a nominal value of PLN 1,795 million (EUR 440 million). These bonds are irrevocably and unconditionally guaranteed by, and exchangeable into convertible bonds of Elektrim. They are convertible into ordinary shares of Elektrim. The bonds carry a coupon of 3.75% per annum and redeem in 2004 at 120.65% of nominal value, unless they are converted into ordinary shares of Elektrim. Bondholders have a right to "put" the bonds at 109.22% of nominal value on December 15, 2001. The option to convert bonds into shares has been valued and is treated as the equity portion of the instrument. The remaining value constitutes the liability portion of convertible bonds. The cost of the liability portion is amortised until the put date using the effective interest rate during this period. Following the put date the cost is amortised using the effective yield until maturity.

As at June 30, 2001 and December 31, 2000 the structure of not redeemed convertible bonds presented in the Group's balance sheet was as follows:

	At June 30, 2001	At December 31, 2000
Non-current liabilities	1,515	1,702
Equity portion	155	155

Effective internal rate of return used in calculations for amortised cost for EUR convertible bonds is 13.33% from the date of bonds issuance till December 15, 2001 and after this date till the date of redemption 7.38%.

38. Discontinuing operations

On May 12, 2001 the Management Board of Elektrim pursuant to its strategy of disposing of non–core business entered into an agreement with Krakowska Fabryka Kabli with regard to the sale of shares of Elektrim Kable – Elektrim's subsidiary for the price of USD 100 million. According to this agreement in the previous period production of cables was recognised as discontinuing operations.

Elektrim renounced the agreement for the sale of shares of Elektrim Kable to Krakowska Fabryka Kabli (KFK) due to the fact that the President of the Office for Protection of Competition and Consumers forbids the concentration of entrepreneurs, in the event of the purchase of Elektrim Kable SA shares by KFK, for exceeding 50% of the total number of votes at the General Meeting of Shareholders of Elektrim Kable.

39. Basic and diluted loss per share

	Period of six month ended June 30, 2001	2000
Basic		
Weighted average number of share	83,770,297	78,698,616
Effect of dilutive convertible bonds	28,047,360	31,110,276
Diluted	111,817,657	109,808,892
Net loss for the period for calculation basic earnings per share	(413)	(575)
Adjusted by:		
Profit in the period regarding convertible bonds	(143)	106
Net loss used for calculation of diluted earnings per share	(556)	(469)

According to IAS 33 basic earnings per share is calculated using weighted average number of shares outstanding during the period. Diluted earnings per share is calculated as using the weighted average number of shares outstanding during the period plus the dilutive effect of convertible bonds.

Diluted earnings per share equalled as at June 30, 2000 basic earnings per share as potential ordinary shares from bond conversion were treated as anti - dilutive as they decreased net loss for share from continuing operations.

40. Joint controlled entity

The Company controls 51% of ET and 50% of Carcom which both own 51% of PTC shares. Vivendi owns 49% of ET and 50% of Carcom. The investment in PTC is recognised as joint venture. The Group consolidates 51% of PTC's nominal statements using the proportionate method.

The structure of 51% PTC's assets, liabilities and shareholders equity as at June 30, 2001 and December 31, 2000 was as follows:

	At June 30, 2001	At December 31, 2000
Current assets	481	465
Non-current assets	3,163	3,125
Total assets	**3,644**	**3,590**
Current liabilities	374	1,118
Non-current liabilities	2,709	2,090
Deferred tax liability	55	31
Provision for liabilities and charges	2	1
Total liabilities	**3,140**	**3,240**
Shareholder's equity	504	350
Total liabilities and shareholder' equity	**3,644**	**3,590**

The structure of 51% PTC profit and loss account for the periods ended June 30, 2001 and December 31, 2000 was as follows:

	Six – month period ended June 30,	
	June 30, 2001	June 30, 2000
Net sales	1,041	860
Cost of sales	(632)	(560)
Gross margin	409	300
Operating expenses	(202)	(185)
Operating profit	207	115
Interest and other financial income	200	31
Interest and other financial expenses	(200)	(220)
Profit/(loss) before tax	207	(74)
Tax for the period	(28)	1
Net profit/(loss) for the period	**179**	**(73)**

The structure of 51% PTC cash flows for the periods ended June 30, 2001 and 2000 was as follows:

	Six - month period ended June 30,	
	2001	2000
Operating activities	244	91
Investing activities	(760)	(345)
Financing activities	550	(249)

The Group contingent liability regarding investment in PTC is presented in Note 42 b I.

41. Supplementary Information to IAS Financial Statements

A reconciliation of the Company's condensed consolidated net loss under PAS and IAS is summarised as follow:

	Six- month period ended June 30,	
	2001	2000
Net loss under PAS	(471)	(499)
Adjustment for convertible bonds valuation	(50)	(77)
Adjustment for hyperinflationary effects	(1)	(3)
Adjustment for capitalisation of borrowing costs	1	4
Adjustment for discount of long-term assets and liabilities	(39)	(16)
Adjustment for fair value of derivative instruments	55	14
Adjustment for licenses discount	31	(8)
Adjustment for foreign exchange gain	86	-
Other, net	16	(5)
Deferred tax on the above	(41)	15
Net loss under IAS	(413)	(575)

A reconciliation of the Company's shareholders' equity under PAS and IAS is summarised as follow:

	Shareholders' equity at	
	June 30, 2001	**December 31, 2000**
Shareholders' equity under PAS	566	1,172
Adjustment for convertible bonds	39	89
Adjustments for hyperinflationary effects	26	27
Adjustment for capitalisation of borrowings cost	17	16
Adjustment for restructuring agreement	-	(122)
Adjustment for discount of long term assets and liabilities	(88)	(49)
Adjustment for fair value of derivative instruments	-	(55)
Adjustment for licenses	15	(16)
Adjustment for foreign exchange gain	120	34
Adjustment for investment properties	44	-
Adjustment for hedge reserve	(7)	-
Other, net	(7)	(27)
Deferred tax on the above	(29)	12
Shareholders' equity under IAS	696	1,081

a) Convertible bonds

According to IAS convertible bonds must be presented separately for each component they include, i.e. the equity part and the liability part. Liability is calculated as the present value of future payments (instalments and interest) using the market discount rate applied for similar financial instruments that do not contain the equity component. The equity component is determined as the difference between the nominal price and the liability component. Polish standards do not provide for separating the equity component.

b) Hyperinflationary effects

For the period ended December 31, 1996 Polish Economy was considered as hyperinflationary. These financial statements are adjusted for the effects of inflation. In accordance with IAS 29 "Financial Reporting in Hyperinflationary Economies" financial statements are restated to show amounts expressed in terms of constant purchasing power of the Polish Zloty as at December 31, 1996. According to Polish Accounting Standards amounts are stated using historical cost convention except for the fixed assets revalued in accordance with relevant ordinances issued by the Minister of Finance.

c) Capitalisation of borrowings costs

In accordance with PAS, borrowing costs are written off to the profit and loss statement as incurred net of the amount capitalised related to borrowings for specific capital projects. Borrowing costs incurred on general borrowings for specific capital projects. Borrowing costs are capitalised as a part of the costs of the relevant fixed assets up to the date of commissioning and written off to the income statement over the period in which the assets depreciates.

In these condensed consolidated financial statements borrowing costs are subject to capitalisation in accordance with allowed alternative treatment of IAS 23 "Borrowing costs". Borrowing costs that are directly attributable to the acquisition construction or production of a qualifying assets are capitalised as part of these assets. To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying assets, the amount of borrowing costs eligible for capitalisation are determined by applying an average capitalisation rate to the expenditures on those assets. The amounts reported

herein are net of depreciation charges related to the interest capitalised in the current and earlier period.

d) Restructuring agreement

In these condensed consolidated financial statements amount of the restructuring agreement is excluded from shareholder's equity and presented separately. In PAS financial statements as at December 31, 2000 restructuring agreement was included as a part of shareholder's equity. As at June 30, 2001 amount shown in shareholder's equity based on decision of Shareholder's Meeting was excluded from and presented separately. There is no difference between financial statements prepared according to PAS and IAS as at June 30, 2001.

e) Liabilities

In accordance with PAS liabilities are shown at the amount due. In these condensed consolidated financial statement liabilities are stated at their amortised cost. As a result, when no market price is available fair value is estimated on the basis of all discounted future payments.

f) Fair value of derivative instruments

Derivative instruments are stated in these condensed consolidated financial statements at fair value. In financial statements prepared in accordance with PAS derivative instruments are not valued.

g) Intangible fixed assets

In accordance with the Polish Accounting Standards, concessions and licenses are included into prepayments and deferred costs, while IAS require these to be shown as intangible assets. Pursuant to the Polish standards the initial cost of a license should be recorded at the nominal value of the liability incurred in respect of this license. In accordance with IAS, if a payment for intangible assets is deferred in time, such intangible assets should be recorded at their discounted value. A difference between the discounted amount and the total liability is charged to the profit and loss account as financial expense.

h) Foreign exchange gains

In accordance with PAS unrealised foreign exchange gains arising from valuation of assets (except cash and cash equivalents) and balance - sheet liabilities as at the balance sheet date are deferred until realised in the statutory financial statements. In these condensed consolidated financial statements these gains are accounted for as income.

i) Investment property

According to Polish Accounting Standards investment property are stated using historical cost convention except for the fixed assets revalued in accordance with relevant ordinances issued by the Minister of Finance. In accordance with IAS investment property are stated based on the fair value model.

j) Deferred tax

As a consequence of above adjustments to the condensed consolidated financial statements prepared in accordance with the Polish Accounting Standards, the balance of deferred taxes is changed.

42. Contingencies and risks

a. Guarantees and warranties

The Elektrim Group grants guarantees and warranties to non-consolidated subsidiaries and associates. The amounts of such guaranties and warranties were PLN 346 million and PLN 169 million as at December 31, 2000 and June 30, 2001, respectively.

b. Litigations

I. Claims of DeTeMobil

Facts

1. The petition was submitted by DeTe Mobil Deutsche Telekom MobilNet GmbH, Bonn, ("DT Mobil") to the International Arbitral Centre of the Austrian Federal Economic Chamber in Vienna on October 22, 1999. It regards activities of Elektrim as a shareholder of PTC. DT Mobil has called into question the validity of purchase of 14,728 of shares in PTC on August 26, 1999. In the petition, the total value of the dispute is determined for USD 135 million of which the shares in PTC amount to USD 134 million and damages and losses incurred by DT Mobil are valued at USD 1 million.

2. In its petition, DT Mobil has requested for a ruling that should in particular:

(1) Declare that:

(a) the transfers of shares in PTC by other defendants on behalf of Elektrim are ineffective in law; and

(b) Kulczyk Holding S.A. and Elektrim are in material default of Art. 8 or 1.5 or 10.1 of the Shareholders Agreement of PTC; and

(c) the defendants are responsible for the resulting damages and losses incurred by DT Mobil.

(2) Alternatively, when the Court supports the partial coming into force of resolutions of the Supervisory Board of PTC that permitted the transaction, which is questioned by DT Mobil, for a ruling that would:

(a) declare that the transfers of 4,344 shares in PTC by Warta, 5,086 shares in PTC by Kulczyk Holding S.A., 3,179 shares in PTC by BRE Bank S.A., and 2,119 shares in PTC by Drugi Fundusz Rozwoju-BRE Sp. z o.o. on behalf of Elektrim are ineffective in law with regard to PTC and between the defendants; and

(b) order the transfer of the following to DT Mobil: 4,344 shares in PTC by Warta, 5,086 shares in PTC by Kulczyk Holding S.A., 3,179 shares in PTC by BRE Bank S.A., and 2,119 shares in PTC by Drugi Fundusz Rozwoju-BRE Sp. z o.o. under the terms and conditions specified in the Offer of Transfer of August 3, 1999 and in DT Mobil's statements.

(3) Alternatively, when the Court supports the full coming into force of resolutions of the Supervisory Board of PTC that permitted the transaction, which is questioned by DT Mobil, for a ruling that would:

(a) declare that the transfers of 4,344 shares in PTC by TUiR Warta S.A., 5,086 shares in PTC by Kulczyk Holding S.A., 3,179 shares in PTC by BRE Bank S.A., and 2,119 shares in PTC by Drugi Fundusz Rozwoju-BRE Sp. z o.o. on behalf of Elektrim are ineffective in law with regard to DT Mobil under Art. 59 of the Civil Code; and

(b) order the transfer of the following to DT Mobil: 4,344 shares in PTC by TUiR Warta S.A., 5,086 shares in PTC by Kulczyk Holding S.A., 3,179 shares in PTC by BRE Bank

S.A., and 2,119 shares in PTC by Drugi Fundusz Rozwoju-BRE Sp. z o.o. under the terms and conditions specified in the Offer of Transfer of August 3, 1999 and in DT Mobil's statements.

(4) Alternatively, DT Mobil has demanded indemnification to be ordered from the defendants on behalf of DT Mobil with regard to damages and losses incurred as a result of the breach of the Shareholders Agreement of PTC or the Founding Deed of PTC or the terms and conditions specified in the Offer of Transfer of August 3, 1999 and in DT Mobil's statements.

(5) Order that the defendants are liable to pay all court and legal costs, including attorneys' fees.

3. On February 7, 2000, the defendants submitted their reply to the petition in which they stated that the claims of DT Mobil had no legal grounds and that all transfers of the subject shares in PTC, which were disposed of by TUiR Warta S.A., Kulczyk Holding S.A., BRE Bank S.A. and Drugi Fundusz Rozwoju-BRE Sp. z o.o. on behalf of Elektrim, were valid and effective in law.

4. In particular, the defendants have indicated that:

(1) DT Mobil never exercised its right of first refusal, which it had referred as the principal justification of its claims. Specifically, it did not issue a statement on the exercise of this right on a due date in accordance with the terms and conditions provided for in the Founding Deed of PTC and the Offer of Transfer of August 3, 1999.

(2) Regardless of the above, DT Mobil could not have exercised its right of first refusal in respect of the shares in PTC that were disposed of by Kulczyk Holding S.A., TUiR Warta S.A., BRE Bank S.A. and Drugi Fundusz Rozwoju – BRE Sp. z o.o. since it had not fulfilled the conditions specified in the resolutions of the Supervisory Board of PTC in which the Board had permitted the subject transaction and in the Offer of Transfer of August 3, 1999. In particular, DT Mobil neither had obtained required permits and licenses from government authorities (for example a permit by the Minister of Telecommunications or a permit by the Minister of the State Treasury) nor had even filed applications for those permits.

(3) On the same basis, DT Mobil's claim under Art. 59 of the Civil Code is groundless, since DT Mobil is not entitled to make any claims protected by that article.

(4) Similarly, Elektrim considers that the alleged breach of the Founding Deed and the Shareholders Agreement of PTC by Elektrim and other defendants is also unjustified. This claim is based on an unsupported assumption that the purchase of part of shares by Elektrim from the other defendants is defective in law.

(5) DT Mobil's request for indemnification is also unjustified since Elektrim's conduct is free of any illegal acts or faults.

In the counterclaim it is proved that DT Mobil's conduct could have resulted in the revocation or a significant alteration of the license granted to PTC or could have put the company's interests at risk. In particular, DT Mobil's intention was to evade Polish laws and regulations (for example the Communications Law) since DT Mobil tried to purchase shares in PTC from Kulczyk Holding S.A. and Elektrim - Autoinvest S.A. in violation of laws and generally accepted trading practices via a paper company that was seemingly controlled by Polish entities, but in fact by DT Mobil. In addition, DT Mobil tried to arrange the acquisition of Polpager Sp. z o.o. using a similar vehicle. These actions constitute a material default of the Shareholders Agreement of PTC Sp. z o.o.

When the Court finds that one of the parties is in material default of Shareholders Agreement, the other party will be entitled to make a claim against the defaulting party for the sale of shares in PTC for a price equal to the proportionate share of the defaulting party in net assets as determined on the basis of the audited financial statements of PTC for the last financial year plus additional capital paid in to PTC by the defaulting party.

The proceedings before the Arbitration Court in Vienna are governed by arbitration rules and standards specified in the Regulations of the International Arbitral Centre of the Austrian Federal Economic Chamber, so-called Vienna Rules.

Now the parties hear the evidence and the first session is preliminary scheduled for November 2001.

General evaluation of the petition and the reply

1. The conclusions that:

(i) DT Mobil could not exercise its right of first refusal pursuant to Art. 7.3 of the Founding Deed of PTC, since: (a) DT Mobil had not met the terms and conditions specified in the resolutions of the Supervisory Board of PTC and (b) had not obtained licenses and permits required under the Offer of Transfer; and
(ii) even if DT Mobil had met the above mentioned terms and conditions and obtained required licenses and permits, one should not have assumed automatically that it had exercised its right of first refusal properly and effectively;

are strong counter-arguments and have been raised in the reply to the petition.

2. All other claims made by DT Mobil are based on the allegation that DT Mobil was entitled to exercise its right of first refusal, effectively accepted the Offer of Transfer and was deprived of its right by the purchase of shares in PTC by Elektrim. As a result, when this statement is not supported by the Court, all other claims will automatically become groundless.

3. It should be noted that the argumentation presented in item 1 above was shared by the Regional Court in Warsaw in its ruling of October 12, 1999 (files XX GCO 53/99). In this ruling, the Regional Court dismissed a request of DT Mobil for a temporary injunction securing DT Mobil's claim that included the same reasoning as the petition. The Court judged that in such circumstances as presented by DT Mobil the probability that DT Mobil's claims would appear justified is insufficient and supported the rationale described above.

4. In addition, on April 6, 2000 Elektrim received a ruling of the Appeal Court in Warsaw of March 17, 2000 in which the Appeal Court dismissed an appeal of DT Mobil from the ruling of the Regional Court in Warsaw of October 12, 1999 dismissing the request for a temporary injunction.

5. Regardless of the above circumstances, it should be noted that pursuant to the agreement with Vivendi, Vivendi has undertaken to cover first USD 100 million of possible losses resulting from the petition filed by DT Mobil.

By its ruling of June 14, 2000, the Regional Court in Warsaw (XX Commercial Division) dismissed an appeal submitted by DT Mobil from the ruling of the Warsaw District Court of February 16, 2000 in which the Court refused to admit DT Mobile to participation in a proceeding to register an increase of the share capital of ET. This ruling over and again supported the decision to register the increase of share capital of ET that was executed by way of contributing shares in PTC by Elektrim on December 9, 1999.

On October 5, 2001, DT Mobil filed a request for a temporary injunction with the Arbitration Court in order to:
a) prevent Elektrim from transferring a 2% shareholding in ET;
b) disclose all information regarding the transfer of shares in ET.
The request will be decided by the Arbitration Court on November 5, 2001. The Management Board is of the opinion that this request is groundless.

Now the parties hear the evidence. The first session is planned on beginning of November 2001.

Second petition of DT Mobil

On December 7, 2000, DeTeMobil Deutsche Telekom MobilNet GmbH ("DT Mobil") filed an arbitration claim against Elektrim and its subsidiary ET based in Warsaw. The claim was filed with the International Arbitral Centre of the Austrian Federal Economic Chamber in Vienna.

DT Mobil applied for a decision by the Arbitral Centre to the effect that:
- contribution of shares in PTC to ET by Elektrim in December 1999 was invalid or ineffective;
- Elektrim is in material default of the Shareholders Agreement of PTC;
- DT Mobil has the right to exercise a call option in respect of shares in PTC held by Elektrim and/or ET;

as well as for damages on behalf of DT Mobil for losses resulting from the alleged breach of the Agreement.

Legal advisers are of the opinion that this petition has been filed for formal reasons due to a possible limitation of DT Mobil's claims against Elektrim and ET by lapse of time. The outcome of these proceedings entirely depends on what the Court will decide in the first arbitration initiated by DT Mobil against Elektrim , Kulczyk Holding S.A., TUiR Warta S.A., BRE Bank S.A., Drugi Polski Fundusz Rozwoju – BRE Sp. z o.o.

The Company filed its reply and denied all the claims raised by DT Mobil. On August 16, 2001, Elektrim was informed that the arbitration panel had been appointed.

The Management Board of Elektrim believes that any final result of the above proceedings will have no significant negative impact on the state of affairs of the Company.

II. Claims of PenneCom

On May 18, 2001, the Management Board of Elektrim received a ruling by the Arbitration Court of the International Chamber of Commerce in Paris in the case brought by PenneCom B.V., the Netherlands, against Elektrim on August 2, 1999 (RB 226/99).

The dispute arose out of a contract entered on April 8, 1999 under which Elektrim was to buy 100% of shares in Telefonia Pilicka Sp. z o.o. from PenneCom. PenneCom began the arbitration proceedings to seek specific performance of the contract, i.e. a ruling that would order Elektrim to enter the promised agreement for purchase of shares or, alternatively, to pay indemnification and other amounts due in excess of USD 150 million in total.

On May 9, 2001, the Arbitration Court partially supported PenneCom's claims and ruled as follows:
Elektrim is to pay PenneCom USD 23 million together with interest (10% p.a.) accrued from August 1, 1999 as indemnification for the non-concluding of the agreement for purchase of shares in "Telefonia Pilicka" Sp. z o.o.;
Elektrim has to cover arbitration costs and expenses, including administration costs and arbitrators' fees, i.e. USD 735 thousand;
Elektrim is to pay PenneCom USD 2 million to reimburse part of its attorneys' fees.

On May 21, 2001, PenneCom filed a request to rectify the award of the Arbitration Court in its part regarding the amount of indemnification and to remove an error in calculation. On May 23, 2001, the arbitrators decided the request of PenneCom regarding the rectification of the award and on August 3, 2001 informed the parties about their decision. In accordance with the rectified award, the following amounts were awarded to PenneCom:
- USD 30 million together with interest (10% p.a.) thereon accrued from August 1, 1999 to the payment date;
- USD 368 thousand as reimbursement for costs and expenses of arbitration proceedings before the Arbitration Court;
- USD 2 million as reimbursement of legal costs incurred by PenneCom.

All other claims of PenneCom were dismissed. In addition, the Court dismissed the counterclaim brought by Elektrim. The ruled amounts totaled 1/5 of all the claims demanded by PenneCom.

The provision for indemnification awarded by the Court to PenneCom was included in the 2000 financial statements of Elektrim.

On September 4, 2001, in connection with the Investment Agreement with Vivendi Universal, Elektrim discharged the ruling of the Arbitration Court in Paris and paid USD 39 million on behalf of PenneCom as the indemnification awarded by the Court. The injuction on shares in ET, made upon a request of PenneCom, was released.

In addition, on August 23, 2001, PenneCom further requested to rectify the award in its part regarding the amount of indemnification and to increase this amount by USD 3 million. The Management Board is of the opinion that this request is groundless and, therefore, the relevant provision was not made.

III. Claims of Vienna CommerzHandel

The copy of a petition of July 5, 1999 sent by the owner of Vienna CommerzHandel ("VC") indicates that this company sued Elektrim to the Commercial Court in Vienna for damages in the total amount of USD 1,842 thousand, together with interest of 6.5% accrued from April 28, 1999, due to the alleged termination of the Cooperation Agreement of November 26, 1996 by Elektrim.
An Austrian attorney confirmed that the petition was brought before the Court, but officially Elektrim has not received it yet, so no time limits are binding.

The maximum liability of the Company in this case amounts to USD 2.2 million. The Court has not made a ruling on this case to date. The Management Board of Elektrim is of the opinion that the above petition will be dismissed.

IV. Penalties for failure to discharge the provisions of the agreement for purchase of shares in Zespół Elektrowni Pątnów-Adamów-Konin S.A.

According to privatisation agreement signed with State Treasury on March 30, 1999 Elektrim is obliged to impose investments in Zespół Elektrowni Pątnów–Adamów-Konin in the amount of PLN 2,060 million in the period of 72 months and 10 years after the date of signing the agreement. When Elektrim S.A. does not discharge its obligations in respect of investment commitments, which were imposed on it, it may be liable to the following penalties:

- *100% of the difference between the settlement value of the power (regarding the reconstruction of 460 MW power units (gross) at the Pątnów II plant) assumed as the commitment and power that will be actually installed within the binding term of 72 months from the date of the agreement (the settlement value of 1 MW is PLN 2.5 million);*

- *25% of the difference between the settlement value of the power (regarding recovery, upgrading and maintaining the output power of other plants, which together with Pątnów II have the total output of 2212 MW) assumed as the commitment and power that will be actually installed within the binding term of 10 years from the date of the agreement;*

- *to the State Treasury - 100% of the average remuneration for undertakings, as announced by the Central Statistical Office, multiplied by a number of months in which employment limits were exceeded (4,204.75 jobs for 24 months from the date of purchase of the shares);*

- *to the employees (4,204.75 jobs for a period of 8–10 years) – compensation equivalent to 24 monthly salaries for the first 5 years and 12 monthly salaries for the last 5 years;*

- *100% of unit share price for each share disposed of in violation of the "no disposal" commitment;*

- *100% of the value of net assets for failure to meet obligations to refrain from the discontinuance of primary operations, liquidation, winding-up, or disposal of all or part of the assets of PAK and from transactions effecting in an irrevocable decisions in respect of the entire undertaking of PAK or part of its assets;*

- *100% of the difference between an amount received from the disposal of PAK's fixed assets and an amount actually reinvested under the commitment to reinvest into PAK fixed assets all proceeds from their sales;*

- *100% of an amount by which share capital would be decreased in violation of the commitment to refrain from reductions of share capital.*

V. Vivendi

On February 23, 2001, Vivendi International S.A. and Vivendi Telecommunications International S.A., both based in Paris, (jointly referred to as "Vivendi") filed a request for arbitration against Elektrim with the Registrar of the London Court of International Arbitration. The venue of the arbitration is Geneva. Vivendi alleged that Elektrim violated the Investment Agreement between the Parties dated December 7, 1999.

On March 22, 2001, Elektrim submitted a response to the request for arbitration and filed a motion to dismiss the case on the basis of its legal groundlessness.

On June 27, 2001, Elektrim and Vivendi Universal signed the Letter of Intent under which ET was to buy from Elektrim its fixed-line and Internet businesses for EUR 489 million. At the same time, Vivendi was to purchase from Elektrim a 2% stake in ET and 1% of shares in Carcom Warszawa for EUR 100 million. The agreement was reached in order to consolidate telecommunications assets and to resolve legal disputes between the Parties.

On July 25, 2001, the Management Board of Elektrim was informed by Salans Hertzfeld & Heilbronn, a law office, that the Request for Arbitration filed with the London Court of International Arbitration by Vivendi Universal and Vivendi Telecommunications International against Elektrim had been withdrawn.

On September 4, 2001, Elektrim and Vivendi Universal signed the Agreement provided for in the Letter of Intent of June 27, 2001. This Agreement sets forth conditions of cooperation between Elektrim and Vivendi in the area of joint control over telecommunications assets consolidated under ET. Under the Agreement, the Parties have also signed the Understanding that puts an end to all disputes between the Parties arising out of the previous investment agreements. The Understanding also provides for withdrawal from arbitration before the London Court of International Arbitration as well as from all legal proceedings connected with this arbitration.

VI. Claims of the State Treasury

The State Treasury sued Elektrim before the Warsaw Voivodship Court for the payment of PLN thousand 1,500 in respect of non-performance of Elektrim's obligations under the agreement on sale of shares in Mostostal Warszawa S.A., concluded on September 2, 1991. The proposal of amicable settlement was not accepted. The next trial will be held on December 11, 2001.

VII. Claims of Eastbridge

On June 26, 2000, Elektrim and Eastbridge N.V. concluded an agreement for the sale of shares ('the Agreement"), under which Elektrim undertook to purchase 50% of shares in Easy Net S.A. and AGS New Media Sp. z o.o. The payment was to be effected by the issue of 3,062,916 shares in Elektrim to be allocated to Eastbridge (issue price: PLN 65 per share). The Agreement is a preliminary agreement within the meaning of Article 389 of the Civil Code.

The Management Board of Elektrim considered that the term of signing the agreement expired on January 20, 2001 without effect, which means that the Parties to the preliminary agreement were not obliged to enter into the promised agreement, resulting in the transfer of the above mentioned shares.

On April 24, 2001, Elektrim received the decision of the Warsaw Regional Court, III Civil Division of April 23, 2001, relating to the issuance of a temporary injunction ("the Decision") securing the alleged claim of Eastbridge N.V. based in Rotterdam with regard to the performance of the share purchase and subscription agreement signed on June 26, 2000. Eastbrigde's claim related to the payment by Elektrim of the amount of USD 37 million to Eastbridge in exchange for 4,286 shares in Easy Net S.A. and 1,050 shares in AGS New Media Sp. z o.o. and the temporary injunction consisted in the seizure of Elektrim's rights to part of the shares in ET and the seizure of Elektrim's rights to part of the shares in El-Net.

On May 4, 2001 representatives of Eastbridge, Easy Net and AGS Media submitted an arbitration notice under which these companies demanded the above mentioned amount and indemnification for losses incurred by them as a result of the alleged breach of the agreement of June 26, 2000 to be paid on behalf of Eastbridge.

On September 4, 2001, Elektrim concluded an agreement to purchase the following from Eastbridge: shares in Easy Net for EUR 7.2 million and shares in AGS New Media for EUR 1.8 million that represent 100% of share capital of these companies, and also receivables valued at EUR 2 million in total. Elektrim also paid Eastbridge indemnification in respect of the non-performance of the agreement of June 26, 2000 in the amount of EUR 31 million. The indemnification was charged to costs in the income statement for the six month ended June 30, 2001.

Eastbridge waived all claims against Elektrim, withdrew its arbitration petition and agreed to lift the seizure of shares in ET and in El-Net. In addition, the agreement with Eastbridge provides that neither Yaron Bruckner nor Eastbridge and its subsidiaries or entities bound by mutual understanding may acquire more that 1% of share capital of Elektrim each or be a member of the governing bodies of Elektrim without the prior consent of the Company for 2 years.

VIII. Other significant claims

Other claims amounted to PLN 7.2 million and were raised in April 2001 by partners of the Company as a result of termination of the cooperation agreement. The Management Board of Elektrim is of the opinion that these claims will be dismissed and, thus, they were not included in the financial statements.

c. Tax regulations in Poland

Poland currently has a number of laws related to value-added tax, corporate income tax and payroll (social) taxes, together with others, which have not been in force for significant periods. Implementing regulations are often unclear or inconsistent. Often, differing opinions regarding legal interpretations exist both among and within government ministers and organisations, creating uncertainties and areas of conflict. Tax settlements, together with other legal compliance areas (for example: customs and currency control matters) are subject to review and investigation by a number of authorities, who are enabled by law to impose severe fines, penalties and interest charges. These facts create tax risks in Poland

that are substantially higher than those typically found in countries with more developed systems.

There are no formal procedures in Poland to agree the final level of tax charge for the period. Tax settlements may be a subject of review during the subsequent 5 years. There is a risk that the authorities may have a different opinion from that presented by the entities constituting the Elektrim Group as to the interpretation of the law which could have significant effect on Group's stated tax liabilities.

43. Post balance sheet events

Agreement with Vivendi

On September 4, 2001, Elektrim and Vivendi Universal concluded the Agreement provided for in the Letter of Intent of June 27, 2001 regarding management of telecommunications assets consolidated under ET. As a result, Elektrim will sell 2% of shares in ET and 1% of shares in Carcom Warszawa to an independent third party. The third party will transfer these shares immediately after obtaining all required permits and licenses on behalf of Vivendi Universal.
At the same time, ET will acquire all fixed-line assets of Elektrim (El-Net , Elektrim-Tv Tel, Telefonia Regionalna for EUR 491 million payable in three installments: EUR 122 million forthwith upon the conclusion of an agreement, EUR 80 million on September 20, 2001, and EUR 289 million on December 10, 2001 or by January 2, 2002 at the latest. ET will also purchase cable TV assets held by Elektrim (Elektrim B Inc., El-Com Sp. z o.o., Autocom Sp. z o.o. and Telefonia Polska Zachód S.A.) for USD 150 thousand.
The Parties will take best efforts to introduce shares of ET to trading on the Warsaw Stock Exchange within 12 month from the effective date of the Agreement if the market value of PTC is at least USD billion 4 no later, however, than within 18 month from the date of signing the Agreement.
Elektrim and Vivendi have supported the existing agreement on joint representation in the case against Deutsche Telekom, including Vivendi's obligation to cover possible damages up to USD 100 million when the decision of the Arbitral Center appears to be unfavorable for Elektrim.

Arbitration with Eastbridge

Subsequent event regarding Eastbridge arbitration against Elektrim are described in Note 42 b VII.

Arbitration with Pennecom

Subsequent event regarding Pennecom arbitration against Elektrim are described in Note 42 b II.

Power consortium

On June 29, 2001, Elektrim, as the leader of a consortium, placed an offer to purchase 25% of shares in eight power distribution companies, so-called Northern Group or G-8, being privatized by the Ministry of the State Treasury.
The consortium is formed by Elektrim and its subsidiaries (ZE PAK and Elektrim Volt), Energia S.A. (a company from the Kulczyk Holding Group), Polskie Górnictwo Naftowe i Gazowe S.A. (Polish Oil and Gas Mining) and PKN "Orlen" S.A. (fuel manufacturer and distributor). Elektrim and its subsidiaries hold a 26% stake in the consortium.
On October 18, 2001, Elektrim was granted by the Ministry of the State Treasury the exclusive right to further negotiate the privatization of G-8.

Arbitration against Poland Telecom Operators N.V.

Elektrim received a final decision of the Regional Court in Warsaw, XX Commercial Division, dated July 16, 2001 in the case for a temporary injunction to secure Elektrim's claims against PTO N.V. up to the amount of PLN 59.7 million through the seizure and placement on the court deposit shares of the following telecommunications companies held by PTO:

- Telefony Brzeskie S.A. with its registered office in Brzesko, Poland;
- Telefony Rzeszowskie "TELER" S.A. with its registered office in Mielec, Poland;
- Telekomunikacja Dębicka S.A. with its registered office in Dębica, Poland;
- Przedsiębiorstwo Telekomunikacyjne "RETEL" S.A. with its registered office in Łapy, Poland.

In addition, on July 31, 2001, Elektrim was informed by an executory body of the seizure on behalf of Elektrim of 981 shares, having the total nominal value of PLN thousand 196 in Przedsiębiorstwo Telekomunikacyjne "Centrala" based in Mielec, Poland, held by Telefony Rzeszowskie "TELER" under the decision of the Regional Court in Rzeszów dated July 10, 2001.

The decision of the Regional Court in Warsaw secures Elektrim's claims up to the equivalent of a USD 14 million loan with interest thereon, granted to PTO Sp. z o.o. and guaranteed by PTO N.V. on April 14, 1999.

Sale agreement of Elektrim Kable

Elektrim has withdrawn from the agreement with Krakowska Fabryka Kabli ("KFK") for the sale of shares in Elektrim Kable as a result of the decision by the President of the Office for Protection of Competition and Consumers to preclude the concentration of assets, i.e. the acquisition of shares in Elektrim Kable by KFK that would give KFK more than 50% of the total number of votes at a General Meeting of Elektrim Kable.
Now Elektrim is searching for a new investor for Elektrim Kable.

Electricity contract

On October 3, 2001, Elektrim-Volt S.A. (a subsidiary of Elektrim) signed an Electricity Sale Contract valued at nearly PLN 600 million.
The Contract provides for electricity supplies for Energetyczne Konsorcjum Północne (Northern Power Consortium) established by 9 companies (G-8 and ZE Warszawa Teren).
These supplies will be performed from January to December 2002 and electricity will be generated by Zespół Elektrowni Pątnów-Adamów-Konin (ZE PAK) and Elektrownia "Rybnik" S.A. (Rybnik Power Plant).

Bankruptcy of Inter-Net Polska and Polish PhoneSat

On 9 and 10 October 2001, the District Court in Warsaw, XVII Commercial Division, received bankruptcy petitions regarding two data transmission companies, i.e. Inter-Net Polska and Polish PhoneSat, wholly owned by Elektrim. The parent company has decided that further funding of operations carried out by both companies is not viable economically.

PZU's request for premature bond repayment

Referring to the information announced by PZU Życie that PZU Życie requested Elektrim to redeem prematurely bonds issued pursuant to the resolution of the Management Board of Elektrim of March 28, 2001 on issuance of bonds and detailed terms and conditions of the issue of registered bonds of class A ("Bonds"), the Management Board of Elektrim would like to explain that this request is groundless and Elektrim is not obliged to redeem Bonds before their maturity.

Repayment of Elektrim's liabilities in respect of the issue of Bonds is secured with a pledge on shares in ET. In accordance with terms and conditions of the issue of Bonds, bondholders are entitled to exercise a put option if Elektrim, without prior consent of the Agent of the issue of Bonds, disposes of or encumbers shares in ET and, as a result, Elektrim would lose direct control over ET.

The Investment Agreement between Elektrim and Vivendi Universal provides for the sale of a 2% stake in ET, which might be considered as the loss of direct control over ET by Elektrim. Nevertheless, Elektrim did obtained a written consent of the Agent to dispose of the shares in ET and, in consequence, to lose direct control over that company. The aforementioned consent of the Agent was given before Elektrim has entered into the agreement with Vivendi Universal that provides for the sale of shares in ET by Elektrim. Moreover, Elektrim notified PZU Życie of the consent to the sale of shares in ET.

Funds for modernization of ZE PAK

On 6 August 2001, Elektrownia Pątnów II (Pątnów II Power Plant), a wholly owned subsidiary of ZE PAK (Elektrim owns a 38.46% stake in ZE PAK) signed a long-term loan agreement with a banking consortium formed by the European Bank for Reconstruction and Development, Citibank N.A. and Westdeutsche Landesbank Girozentrale.

The banking consortium has extended a USD 392 million loan to finance the modernization of the Pątnów II Power Plant. As a result, the biggest 460-megawatt brown coal-fuelled power unit will be built in Poland. This new unit will meet strict environmental and economical requirements and is expected to be operational by 30 September 2004.

The syndicated loan has been granted for 14 years and is collateralized with, inter alia, the assignment of receivables under the long-term agreement on power and electricity supplies concluded by ZE PAK and Polskie Sieci Elektroenergetyczne S.A. (Polish Power Grid) on 19 December 1996.

The modernization of the Pątnów II Power Plant assumes the replacement of two 200-megawatt power units by a new 460-megawatt state-of-the-art technology unit fully equipped with modern systems, e.g. a boiler for supercritical parameters. The general contractor of the project is Elektrim-Megadex and subcontractors include the consortium of Rafako-Alstom, constructor of the power boiler, Alstom Power Ltd., supplier of the turbine, and Rafako, provider of technology and the desulphurization system.

44. Other

The financial statements were authorised for issue by the Management Board on November 6, 2001.

AUDITORS' REVIEW REPORT

To the Shareholders of Elektrim S.A.

We have reviewed the accompanying condensed consolidated balance sheets of Elektrim Group (the "Group") as of June 30, 2001 and the related condensed consolidated profit and loss statements, condensed consolidated statements of changes in equity and condensed cash flow statements for the six - month periods ended June 30, 2001 and June 30, 2000. These condensed consolidated financial statements are the responsibility of the Management of Elektrim S.A. ("Management"). Our responsibility is to issue a report on these condensed consolidated financial statements based on our review.

We conducted our review in accordance with the International Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company's personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements are not presented fairly, in all material respects, in accordance with the International Accounting Standards issued by the International Accounting Standards Committee.

We draw your attention to the issues presented below:

a. As at June 30, 2001 current liabilities of the Group exceed its current assets by PLN 340 million. In addition the Group presents in long term liabilities convertible debt in the amount of PLN 1,515 million and in shareholders' equity convertible bonds equity portion in the amount of PLN 155 million. As described in the Offering Circular dated June 28, 1999 those convertible bonds fall due on July 2, 2004 but may be put to Elektrim S.A. ("the parent company") on December 15, 2001, should the bondholders decide to exercise their right to redeem those bonds. Given the current share price of the parent company there is an expectation that the put option will be exercised. The Management believes, as outlined in more detail in Note 7, that it will be able to organise an additional bank facility before December 15, 2001, which will complement the proceeds from the recent transaction concluded with Vivendi as described in Note 43 and which will allow the parent company to repay the aforementioned convertible bonds in full, if required. We were informed by the Management that discussions with several banks are conducted. As of the date of this report we are not able to assess the possibility of receiving additional financing. The Group ability to continue as a going concern is entirely dependent on rescheduling its current liabilities and raising additional financing as described above for repayment of convertible bonds. The condensed consolidated financial statements do not include any adjustments that might be necessary should the Group be unable to continue as a going concern.

b. In the process of the Initial Public Offering of the parent company's shares, the parent company signed a restructuring agreement with the State Treasury dated September 26, 1991. As a result of that agreement the parent company recognised certain liabilities to the State Treasury resulting from settlements of contracts concluded by the parent company in the prior periods. According to the restructuring agreement, the parent company is obliged to transfer net inflows resulting from the settlements of the contracts described above to the State Treasury. Part of the parent company's receivables amounting to PLN 529 million as of June 30, 2001, which are earmarked to settle part of the liability to the State Treasury may not be collectible in full. These receivables relate primarily to contracts in Turkey. According to the Management all contracts were entered into by the parent company on behalf of the State Treasury and with the prior approval of the State Treasury. Therefore, the Management believes that subject to the Management continuing activities to collect those receivables on a best effort basis, the collection risk of these receivables resides with the State Treasury. In Management's opinion the parent company continues to make best efforts to ensure the realisability of the assets resulting from the restructuring agreement. The condensed consolidated financial statements have been prepared on the basis that the parent company will not be liable to the State Treasury should the parent company fail to realise in part or fully the State Treasury assets resulting from the restructuring agreement. The condensed consolidated financial statements have been prepared under assumptions that liabilities to the State Treasury would not be due if the parent company would not be able to realise partially or in full restructuring agreement assets.

c. As described in additional explanatory Note 42.b.I to the condensed consolidated financial statements there is an arbitration initiated by DeTeMobil Deutsche Telekom MobilNet GmbH registered in Bonn ("DT Mobil"). DT Mobil questions the validity of the transfer of shares in Polska Telefonia Cyfrowa Sp. z o.o. ("PTC") to the parent company by former shareholders of PTC, claims a right to purchase a portion of such shares and claims that the parent company is in material default of the PTC Shareholders' Agreement. The parent company has filed a defence wherein the parent company argues that the transaction has been executed properly and therefore the claim must be dismissed. In addition the parent company has filed a counterclaim wherein the parent company contends that DT Mobil is in material default of the Shareholders' Agreement.

   In addition, in December 2000 DT Mobil has commenced a second arbitration against the parent company and Elektrim Telekomunikacja Sp. z o.o. ("ET") in which DT Mobil seeks to have the transfer of the parent company's PTC shares to ET invalidated or declared ineffective, to have the parent company declared to be in material default of the PTC Shareholders Agreement, to permit DT Mobil to exercise call option over the shares in PTC held by the parent company and/or ET, and to have damages for DT Mobil alleged losses resulting from the claimed breaches compensated.

   The Management is confident that the result of the arbitration proceedings will be favourable to the parent company and has retained and is advised by independent legal councils that support its position. The condensed consolidated financial statements accordingly have been prepared on the basis that the DT Mobil claims will be dismissed.

Arthur Andersen Sp. z o.o.

Warsaw, Poland
November 6, 2001

2. Announcement dated 3 December 2001

The Management Board of Elektrim S.A. would like to announce that pursuant to the agreement signed on 30 November 2001 between Elektrim S.A. and its subsidiary Elektrim Megadex S.A. the agreement entered into on 18 April 2001 has been cancelled and substituted with the agreements listed below signed on the same day:

1. Agreement for advisory services and financial consulting for the organisation of funding for the contract "Construction on the "turn-key" basis of Pątnów II Power Plant of 460 MW capacity". Pursuant to the agreement Elektrim S.A. will receive a fee of Euro 8,550 per month in the period from January to July 2001 and a commission of USD 558,000 after the closure of funding of the Pątnów II project.

2. Additional agreement for advisory services and financial consulting in the execution of the contract for the construction of emissions desulphuring installation for Pątnów I Power Plant and the modernisation of ZE PAK (Pątnów I). The value of the agreement is USD 798,000.

3. Agreement for advisory services, financial consulting, trade negotiations and participation in preparing Annex 2 to the Long-term Agreement signed between ZE PAK

S.A. and Polskie Sieci Elektroenergetyczne S.A. (National Grid). The value of the agreement is USD 85,000.

3. Announcement dated 5 December 2001

The Management Board of Elektrim S.A. would like to announce that it received annex no 5 signed on 30 November 2001 to the credit agreement dated 31 January 2000 pursuant to which BRE Bank S.A. extended a PLN 45 million credit to Elektrim S.A. Pursuant to the annex, the remaining PLN 20 million of the credit will be repaid by 31 March 2002.

4. Announcement dated 7 December 2001

The Management Board of Elektrim S.A. would like to announce that Bank PeKaO S.A., V Branch in Warsaw, informed Elektrim S.A. in its letters ref. no VOW/WBK/ZK/MKS/493 and 494/2001 that it was terminating credit agreement no 95/1301 dated 20 December 1995 in the amount of USD 5,989,656.94 and agreement no 95/130 dated 20 December 1995 in the amount of USD 7,273,151.41. Elektrim S.A. is of the opinion that the above termination is unjustified and lacks legal grounds in the light of the signed credit agreements.

The Trust Department of Bank PeKaO S.A. informed Elektrim S.A. that the Bank had initiated debt collecting proceedings with the participation of a court executive officer the subject of which are, amongst others, the shares of Elektrim Kable S.A. deposited on the securities accounts conducted by Bank PeKaO S.A.

Elektrim S.A. would like to announce that yesterday it transferred the amount of USD 14 million to its bank account in Bank PeKaO S.A., V Branch in Warsaw, and informed the Bank that if it maintains its position that the above mentioned credits are subject to repayment, the Bank had the possibility to satisfy its receivables from Elektrim's bank account.
Today, the Bank PeKaO S.A. informed Elektrim that the Bank's claim had been satisfied from the transferred monies.

5. Announcement dated 7 December 2001

The Management Board of Elektrim S.A. would like to announce that on 6 December 2001, Elektrim's subsidiary Elektrim - Megadex S.A. signed a contract with Von Roll, a Swiss company, for the value of Euro 5,040,000 for the construction on a "turn-key" basis of two waste material incinerating boilers for the town of Evreux in France.
The investment project will be carried out from March 2002 to December 2002.

6. Announcement dated 10 December 2001

Condensed Consolidated Financial Statements for The Three-Month and Nine-Month Periods Ended September 30, 2001 Prepared In Accordance With International Accounting Standards

ELEKTRIM S.A.

Condensed Consolidated Profit and Loss Accounts for the three-month and the nine-month periods ended September 30, 2001 (in million of PLN)

	Three-month period ended September 30, 2001 (unaudited)	Nine-month period ended September 30, 2001 (unaudited)
Net sales	**1,311**	**4,106**
Cost of sales	**(1,010)**	**(3,166)**
Gross margin	**301**	**940**
Operating income/(expenses)	376	(503)
Operating profit	**677**	**437**
Non-operating items		
Interest and other financial income	62	672
Profits from associates	(44)	(52)
Interest and other financial expenses	(835)	(1,527)
Loss before taxation and minority interests	**(140)**	**(470)**
Taxation	8	(28)
Minority interests	53	6
Net loss for the period	**(79)**	**(492)**
Basic and diluted loss per share (in Polish złoty)		
Weighted average common stock outstanding	83,770,297	83,770,297
Basic loss per share	(0.94)	(5.87)
Weighted average diluted common stock	111,817,657	111,817,657
Diluted loss per share	(0.94)	(5.87)

ELEKTRIM S.A.
Condensed Consolidated Balance Sheets as at September 30, 2001 and December 31, 2000
(in million of PLN)

	At September 30, 2001 (unaudited)	At December 31, 2000
Current assets		
Cash and cash equivalents	700	374
Short-term investments	81	139
Trade and other receivables	2,113	1,375
Inventory	240	376
Deferred cost	50	185
Total current assets	**3,184**	**2,449**
Non-current assets		
Tangible fixed assets, net	2,292	5,296
Goodwill	228	3,608
Intangible fixed assets, net	16	1,858
Investment property	72	-
Investments	140	215
Investments in associates	1,658	129
Other non-current assets	352	352
Total non-current assets	**4,758**	**11,458**
Total assets	**7,942**	**13,907**
Current liabilities	**2,363**	**3,300**
Restructuring agreement	**855**	**839**
Non – current liabilities		
Non – current liabilities	1,969	4,509
Deferred tax liability	610	659
Provisions for liabilities and charges	148	312
Total liabilities	**5,945**	**9,619**
Minority interests	**1,378**	**3,207**
Shareholders' equity		
Common stock	84	84
Share premium	632	632
Convertible bonds equity portion	155	155
Translation differences	34	36
Retained earnings	(286)	174
Total shareholders' equity	**619**	**1,081**
Total liabilities and shareholders' equity	**7,942**	**13,907**

ELEKTRIM S.A.
Condensed Consolidated Statement of Cash Flows for the nine-month period ended September 30, 2001 (in million of PLN)

	Nine-month period ended September 30, 2001 (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss for the period	**(492)**
Adjustments for:	
Minority interests	(6)
Net loss from investments accounted for on an equity basis	52
Depreciation and amortisation	683
(Release)/charge of provision for doubtful debts	126
(Release)/charge of provision for inventory	(3)
Other provisions and special funds	(180)
Unrealised foreign exchange (gains)/losses, net	(10)
(Gains)/loss on disposal of tangible and intangible fixed assets	25
Interest expense, net	494
Sale of short-term investments, net	(27)
Other	(18)
Operating cash flows before working capital changes	**644**
(Increase)/decrease in inventory	(41)
(Increase)/decrease in trade receivables, prepayments and deferred costs	192
Increase/(decrease) in trade payables and accruals	272
Cash generated from / (used in) operating activities	**1,067**
Interest paid	(474)
Interest received	23
Income tax charge/(credit)	28
Income tax paid	(16)
Other	(540)
Net cash generated from / (used in) operating activities	**88**
CASH FLOWS USED IN INVESTING ACTIVITIES:	
Purchases of intangible fixed assets	(490)
Purchases of tangible fixed assets	(708)
Purchase of financial investments	(79)
Proceeds from sale of tangible and intangibles	32
Proceeds from sale of financial investments	20
Proceeds from sale of subsidiaries	919
Dividend received	1
Other	(179)
Net cash generated from / (used in) investing activities	**(484)**
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from long-term borrowings	157
Proceeds from debt issuance	600
Proceeds from short-term borrowings and change in overdraft facility	97
Repayments of short-term borrowings and change in overdraft facility	(9)
Other	(123)
Net cash generated from / (used in) financing activities	**722**
Net decrease in cash and cash equivalents	**326**
Cash and cash equivalents at beginning of period	**374**
Cash and cash equivalents at end of the period	**700**

ELEKTRIM S.A.
Condensed Consolidated Statement of Changes in Equity
for the nine-month period ended September 30, 2001
(in million of PLN)

	Common shares	Share premium	Convertible bonds equity portion	Translation differences	Retained earnings	Total shareholders' equity
December 31, 2000	**84**	**632**	**155**	**36**	**171**	**1,078**
Change in accounting policy	-	-	-	-	3	3
Restated January 1, 2001	**84**	**632**	**155**	**36**	**174**	**1,081**
Effect of adopting new International Accounting Standards	-	-	-	-	32	32
Currency translation adjustment	-	-	-	(2)	-	(2)
Net loss for the nine-month period ended September 30, 2001	-	-	-	-	(492)	(492)
September 30, 2001	**84**	**632**	**155**	**34**	**(286)**	**619**

7. Announcement dated 11 December 2001

The Management Board of Elektrim S.A. announces that €438,869,000 of Elektrim Finance B.V.'s 3.75% Euro-Linked Exchangeable Bonds due 2004, guaranteed by Elektrim S.A., have been deposited to be redeemed on December 17, 2001. The redemption amount including accrued interest, which is expected to be fixed this Wednesday, will be approximately €488 million.

Elektrim is currently and intensively working on a range of re-financing alternatives with its lenders and strategic partners. In addition, Elektrim is continuing to review and develop opportunities for the disposition of certain assets, including among others, Elektrim's cable businesses and additional parts of its telecoms businesses. These potential transactions are being explored with a view to reducing Elektrim's financial indebtedness and achieving fair valuations for the assets that may be involved. These actions are ongoing, however, there can be no assurance that any agreement or arrangement will be reached by December 17.

In the event the Company's efforts to obtain additional funding are not successful this week, Elektrim will not meet the principal payment obligation to bondholders on December 17, 2001. The Company will also determine in the coming days whether it will be in a position to fund the interest payments ordinarily payable to bondholders on December 17.

The Company has appointed Merrill Lynch International as financial advisor and Skadden, Arps, Slate, Meagher & Flom as legal advisor to work closely with the management of Elektrim on anticipated financial restructuring of certain elements of Elektrim's liabilities.

Among other alternatives, Elektrim is also reviewing potential proposals that may be placed before bondholders for their consideration at a meeting of bondholders that would be convened in accordance with the terms and conditions of the Bonds.

8. Announcement dated 11 December 2001

The Management Board of Elektrim S.A. would like to announce that it has closed the transaction provided for in the agreement between Elektrim S.A., Vivendi Universal S.A. and Elektrim Telekomunikacja Sp. z o.o. signed on 4 September 2001.

Elektrim S.A. transferred to Elektrim Telekomunikacja Sp. z o.o. the title to the remaining portion of shares of RST El-Net S.A, shares of Telefonia Regionalna Sp. z o.o. in liquidation and Elektrim TV-Tel Sp. z o.o. and receivables from RST El-Net S.A. In settlement of the transaction Elektrim received the last instalment of the price for shares in fixed line companies provided for in the agreement of 4 September 2001 in the amount of Euro 289,000,000 (the payment of Euro 9,607,457 has been suspended as a security until potential claims of Elektrim Telekomunikacja Sp. z o.o. against Elektrim have been clarified).

9. Announcement dated 12 December 2001

The Management Board of Elektrim S.A. would like to announce that on 12 December 2001, an agreement was signed between Elektrim S.A. and Bank Handlowy S.A. providing for a registered pledge on 26,214,966 shares of Elektrim Megadex S.A., Elektrim's subsidiary, representing 97.23% of the share capital.

The above pledge constitutes a security of the existing USD 11,450,000 credit extended to Elektrim S.A. pursuant to the credit agreement dated 7 September 2001.

10. Announcement dated 13 December 2001

The Management Board of Elektrim S.A. announces that on 13 December 2001, Elektrim-Volt S.A., Elektrim's subsidiary, signed Contracts for the Purchase of Electric Energy with Pątnów-Adamów-Konin S.A. group of power plants and "Rybnik" S.A power plant for the aggregate value of PLN 1,265,828,000.

The energy is earmarked for 21 distributing companies that are Elektrim Volt's clients.

The deliveries of the electric energy will be carried out in the period from 1 January to 31 December 2002.

11. Announcement dated 13 December 2001

Redemptions of Exchangeable Bonds

The Management Board of Elektrim S.A. announces that the principal amount due on December 17, 2001 in respect of Exchangeable Bonds that have been notified by holders for redemption has been fixed at €479,332,721.80 in accordance with the terms and conditions of the Exchangeable Bonds. In addition, on December 17, 2001, the semi annual interest payment of €8,364,400 is due on all of the outstanding Exchangeable Bonds.

The Management Board is undertaking intensive efforts to meet the full payment of bonds as they come due. If, however, it does not succeed in its efforts, the Management Board will seek to cooperate with the Trustee for the Exchangeable Bonds and with holders of Exchangeable Bonds to develop a financial proposal that would have appropriate support from holders of the Bonds for adoption at a meeting of Bondholders. Elektrim anticipates the proposal will include a rescheduling of the redemption payment with proceeds to be raised from the following sources:

- the sale of the Elektrim Kable assets;
- a capital increase and rights issue by Elektrim; and
- a public offering or trade sale of part or all of Elektrim's interest in Elektrim Telekomunikacja, in accordance with the investment agreement with Vivendi.

At present Elektrim has approximately €276 million in cash or liquid instruments available for application to indebtedness coming due in the short term. This figure is part of the €280

million received on December 11, 2001 from Elektrim Telekomunikacja as part of the closing of the fixed line acquisition announced with Elektrim Telekomunikacja and Vivendi in September 2001.

The Company has been intensively considering a range of re-financing alternatives. The Company is continuing to work with its long-term lenders in Poland to obtain standstills and extensions with respect to current obligations and to obtain additional funds. Pending the conclusion of these discussions and in the event agreements are not reached with respect to these obligations, Elektrim has set aside available cash to apply towards their repayment.

If sufficient financing is not granted, the Company will pay in full interest due on December 17, 2001 (approximately €8.4 million) to the holders of the Exchangeable Bonds. The balance of available cash will be retained by the Company for operating working capital purposes and payment to Bondholders in accordance with one or more resolutions to be put for a decision at a meeting of Bondholders, which the Company intends to convene as soon as practicable in accordance with the terms and conditions of the Bonds.

The table below shows Elektrim's short-term and long-term liabilities as at December 13, 2001.

	Lender	Amount	EURO Equivalent (in million)	Due Date	Collateral
Short Term Bank Loans	BPH	PLN 30 m	8,3	14-12-2001	promissory note
	BIG Bank GDANSKI	PLN 25 m	6,9	15-12-2001	100% of Port Praski pledged
	BRE Bank (MT Notes)	PLN 221,5 m	61,1	25-4-2002	25% of ET shares pledged
	BRE Bank	PLN 20 m	5,5	30-3-2002	49% of Rafako shares pledged
Long Term Bank Loans	B.Handlowy	USD 11,45 m	12,9	20-8-2003	97,23% of Elektrim Megadex pledged
	MHB Frk	EURO 7,634 m.	7,6	30-10-2010	Secured over mortgage of buildings in Chalubinskiego and Panska
	MHB Frk	DEM 0,83 m	0,5	30-10-2010	
	PeKaO S.A.	PLN 1,45 m	0,4	1-7-2005	
Commercial Papers	Commercial Papers	PLN 395 m	109,1	8-1-2002	
Convertible Bonds	Put at 109.22	EURO 479,3 m	479,3	17-12-2001	
	Interest	EURO 8,4 m	8,4	17-12-2001	
Contingent Liabilities	PAK Employees	PLN 48,17 m	13,3	6-1-2002	
	PAK Employees	PLN 48,17 m	13,3	10-4-2002	
	PAK Employees	PLN 96,34 m	26,6	20-6-2002	

The Management Board of the Company seeks solutions aimed at satisfaction of all of the Company's creditors, including the bondholders. The Management Board believes this goal is tenable subject to reasonable postponement of payment dates and cooperation of all parties involved.

The information contained herein is based on Elektrim's unaudited management accounts and is only a summary and does not purport to be complete. This report also contains certain forward-looking statements based on Elektrim's current expectations and projections of future events and is subject to risks and changing circumstances.

12. Announcement dated 14 December 2001

The Management Board of Elektrim S.A. announces that on 13 December 2001, an agreement was signed in Siedlce for the construction of a waste processing plant between Elektrim Megadex S.A. (Elektrim's subsidiary) and Zakład Utylizacji Odpadów Sp. z o.o.

Pursuant to the agreement, Elektrim Megadex SA, as the General Contractor, will within 30 months construct, on a "turn-key" basis, a PLN 39 million (ca) modern waste processing plant that will be operated according to the technology of the so called dry fermentation of waste.

The supplier of the French technology VALORGA is the German firm Babcock Borsig Power Environment (Steinmüller Rompf Wassertechnik GmbH&Co.). The technology allows to render the organic waste (after initial segregation) harmless through the application of the fermentation process the effect of which is biogas and compost. The biogas will be used to generate heat energy for the needs of the plant and electric energy generation to be sold out. The plant will be situated on the area of the existing waste waste dump in Wola Suchożebrska near Siedlce.

13. Announcement dated 14 December 2001

The Management Board of Elektrim S.A. announces that Elektrim – Volt S.A., Elektrim's subsidiary, has signed a contract for the sale of electric energy with Zakład Energetyczny Tarnów S.A. and EGL Polska Sp. z o.o. for the value of PLN 19,456,000 and PLN 3,069,000 respectively.
The deliveries of the energy generated by Pątnów-Adamów-Konin S.A. group of power plants will be carried out from January to December 2002.

14. Announcement dated 14 December 2001

The Management Board of Elektrim S.A. announces that on 14 December 2001, Elektrim S.A. signed with Krakowska Fabryka Kabli S.A. ("KFK") a transaction providing for the sale of 84,287,823 shares of Elektrim Kable S.A. representing 70.49% of share capital and votes at the general meeting of shareholders of Elektrim Kable S.A. Pursuant to the agreement, KFK has committed itself to announce a public call or calls (tender offer) for the shares of Elektrim Kable S.A. and Elektrim has committed itself to sell, as a response to the calls, all the shares it holds in Elektrim Kable S.A. for the total price representing at least the PLN equivalent of USD 110 million. The parties have provided for a penalty charge in the amount of the PLN equivalent of USD 15 million, if the obligations under the agreement are not executed or are unduly executed.

Elektrim has committed itself to secure the redemption of commercial papers issued by Elektrim S.A. and acquired by Elektrim Kable S.A. with a pledge on the shares of Mostostal Warszawa S.A. in exchange for the prolongation of their redemption date until 30 June 2002, or, if the commercial papers have not been secured, to redeem them earlier.

15. Announcement dated 15 December 2001
The Management Board of Elektrim S.A. announces that by 14 December 2001, the Company has not received additional financing that would be sufficient for an accelerated redemption of all Exchangeable Bonds on 17 December 2001. According to the current report disclosed on 13 December 2001, the value of Bonds presented for redemption was fixed at Euro 479,332,721.80. Therefore, while the redemption of Bonds will not be possible on 17 December 2001, the interest of Euro 8,364,400 due on all of the outstanding Exchangeable Bonds will be paid.

At the same time, the Management Board of Elektrim S.A. would like to announce that Merrill Lynch International is holding talks on behalf of Elektrim S.A. with Bondholders and the Trustee aimed at restructuring the bonds.

16. Announcement dated 17 December 2001
The Management Board of Elektrim S.A. announces that on 14 December 2001, Rabobank Polska S.A Bank took the amount of PLN 3,700,555.54 from Elektrim's bank account with regard to the guarantee extended by Elektrim S.A. for the repayment of credit extended to Elter-Elagro Sp. z o.o. that has not been repaid on time.

17. Announcement dated 17 December 2001
The Management Board of Elektrim S.A. announces that on 14 December 2001, Bank Handlowy w Warszawie S.A. notified Elektrim that it was terminating a credit agreement no PBK/KIK/01/01 for USD 11,450,000 dated 7 September 2001 with a seven-day termination period. Elektrim's liability as at the termination day amounts to USD 11,478,310.13 including interest.

18. Announcement dated 19 December 2001
The Management Board of Elektrim S.A. announces that on 18 December 2001, it received the decision of the Warsaw Securities and Exchange Commission dated 13 December 2001, regarding the commencement of a procedure to establish whether Elektrim S.A. had duly performed its obligation of disclosing information referred to in art. 81 section 1 item 2 and 3 of the law dated 21 August 1997 – Law on the public trading of securities.

19. Announcement dated 19 December 2001
The Management Board of Elektrim S.A. announces that on 19 December 2001, it received a signed copy of an agreement signed between Elektrim S.A. and Krakowska Fabryka Kabli S.A. providing for the pledge, in the meaning of the civil code, on 84,287,823 shares of Elektrim Kable S.A. (entitling to 70.49% of share capital and votes at the general meeting of shareholders) as a security for the payment of a potential penalty charge provided for in the agreement for the sale of shares of Elektrim Kable S.A. signed between Elektrim S.A. and Krakowska Fabryka Kabli S.A. on 14 December 2001.

20. Announcement dated 20 December 2001
The Management Board of Elektrim S.A. announces that on 20 December 2001 Bank BPH S.A. drew from Elektrim's account the amount of PLN 30,324,665.76 as repayment of the credit that matured on 14 December 2001 extended under credit agreement no 53/98 on 7 December 1998 for the amount of PLN 30,000,000.

21. Announcement dated 20 December 2001
The Management Board of Elektrim S.A. announces that on 19 December 2001 Bank Handlowy w Warszawie S.A. drew from Elektrim's account the amount of USD 11,485,695.38 as repayment of the credit terminated on 14 December 2001 extended under

credit agreement no PBK/KIK/01/01 on 7 September 2001 for the amount of USD 11,450,000.00.

22. Announcement dated 20 December 2001

The Management Board of Elektrim S.A. announces that on 19 December 2001 BIG Bank Gdański S.A. drew from Elektrim's account the amount of PLN 25,076,438.36 as repayment of the credit that matured on 15 December 2001 extended under credit agreement no 1/DKS/01 on 2 February 2001 for the amount of PLN 25,000,000.

23. Announcement dated 20 December 2001

The Management Board of Elektrim S.A. announces that on 19 December 2001, Elektrim S.A. signed a pledge agreement, in the meaning of the Polish civil code, with Elektrim Kable S.A. providing for a pledge on 2,841,153 shares of Mostostal Warszawa S.A. (representing 28.41% of the share capital and entitling to 28.41% of votes at a meeting of Mostostal Warszawa S.A.) securing the redemption of commercial papers issued by Elektrim S.A. through PeKaO S.A. with a nominal value of PLN 42,500,000 and redemption date of 2 January 2002.

In the agreement signed between Elektrim S.A. and Krakowska Fabryka Kabli S.A. on 14 December 2001, providing for the sale of shares of Elektrim Kable S.A., Elektrim S.A. committed itself to establishing a pledge on the shares it holds in Mostostal Warszawa S.A. In exchange for the above, Krakowska Fabryka Kabli S.A. shall procure that the commercial papers shall not be presented for redemption by Elektrim Kable S.A. before 30 June 2002.

24. Announcement dated 20 December 2001

The Management Board of Elektrim S.A. ("Elektrim") announces that it has appointed Klesch & Company Limited ("Klesch & Company"), a London based company, as its advisor on an anticipated financial restructuring of certain elements of the capital structure of Elektrim. In particular, Klesch & Company will be assisting the management of Elektrim in a review of the bond indebtedness of Elektrim.

On 15 December 2001, the Management Board of Elektrim announced that it had not received additional financing that would be sufficient for an accelerated redemption of all Exchangeable Bonds on 17 December 2001. According to the current report disclosed on 13 December 2001, the value of Bonds presented for redemption was fixed at Euro 479,332,721.80. While the redemption of Bonds was not possible on 17 December 2001, interest of Euro 8,364,400, due on all of the outstanding Exchangeable Bonds, was paid as due.

Klesch & Company will work closely with the management of Elektrim to assess the various financial options open to Elektrim, with a view to putting financial restructuring proposals to holders of securities early in 2002.

Klesch & Company is a London based company which, since its formation in 1990, has specialised in complex financial restructurings and reorganisations of troubled companies throughout Europe.

25. Announcement dated 20 December 2001

The Management Board of Elektrim S.A. announces that on 19 December 2001, it received a letter from the Trustee of Exchangeable Bonds ("Trustee") in which the Company has been advised that the Trustee treats the failure to pay the amounts (principal and premium on the

Bonds) due on 17 December 2001 to the Bondholders as a breach of the terms of the Bonds and the Company is in default.

In addition, the Trustee has requested, among others, that no payment be made by Elektrim S.A. on behalf of other creditors or security be given on behalf of their receivables that may involve preferential treatment of certain creditors.

In response to the Trustee's letter, on 20 December 2001 the Company presented a proposal to the Trustee asking for a consent to a 60-day period. until 28 February 2002, during which a proposal would be prepared together with financial advisors of restructuring the Bonds that would fully secure the interests of the Bondholders taking into account the present financial possibilities and development prospects of the Elektrim Group. Elektrim S.A. is awaiting the Trustee's position by 28 December 2001.

The Management Board would like to point out that it is interested in agreeing ways of restructuring its debts with the Bondholders.

26. Announcement dated 20 December 2001

The Management Board of the Company Elektrim S.A. informs that on December 19, 2001 the Arbitral Tribunal issued Procedural Order No. 9 in the framework of the arbitral proceedings DT MOBIL vs. KULCZYK et Al. - Case SCH - 4682 and Procedural Order No. 2 in the framework of the arbitral proceedings DT MOBIL vs. 1. Elektrim and 2. Elektrim Telekomunikacja - Case SCH - 4750. The first arbitration pertains to the purchase of shares in Polska Telefonia Cyfrowa Sp. z o.o. by Elektrim S.A., and the second one pertains to the contribution of shares in Polska Telefonia Cyfrowa Sp. z o.o. by Elektrim S.A. to Elektrim Telekomunikacja Sp. z o.o.

The Arbitral Tribunal made a decision related to DT's application for interim measures whereby DT requested the Arbitral Tribunal to order:

a) preservation of the status quo with respect to the proposed transfer of the 2% shareholding in Elektrim Telekomunikacja Sp. z o.o. by Elektrim S.A.[pertinent agreements were executed on September 4, 2001 - see Elektrim's current report No. 167/00 - Elektrim's comment];

b) immediate and full disclosure of documents relating to the transactions between Elektrim and Vivendi with respect to the transfer of the 2% shareholding in Elektrim Telekomunikacja Sp. z o.o. by Elektrim S.A., including all regulatory filings made in connection therewith;

c) an explanation by Elektrim S.A. of the present and expected status of these transactions.

In the light of the documents revealed by Elektrim S.A., which have been presented exclusively to the Arbitral Tribunal, and submitted explanations, the Tribunal issued the following order:

"Since it results from the analysis of "the documents" made by the Arbitral Tribunal such as confirmed by Elektrim S.A. and Telco [Elektrim Telekomunikacja Sp. z o.o.], that the transfer of 2% of shares in Telco by Elektrim S.A. to Ymer and Nymphe does not affect the possible retransfer of PTC [Polska Telefonia Cyfrowa Sp. z o.o.] shares from Telco to Elektrim S.A. and from Elektrim to DT, there is no need to take any interim measure in respect of this transfer of 2% of shares in Telco by Elektrim to Ymer and Nymphe.

However, the Arbitral Tribunal orders Elektrim and Telco to refrain from entering into new transactions, the effect of which would be to make it impossible to proceed with the above mentioned retransfer.

27. Announcement dated 21 December 2001

The Management Board of Elektrim S.A. announces that on 20 December 2001, it signed a sales agreement with BRE Bank SA for the sale of 200 series A registered bonds with a nominal value of PLN 1,000,000 PLN issued by Elektrim S.A. on 23 April 2001.

Pursuant to the above mentioned agreement and the redemption agreement signed between Elektrim S.A. and BRE Bank SA on 8 November 2001, Elektrim S.A. has redeemed the above mentioned bonds from BRE Bank S.A. for the total amount of PLN 225,33 million from BRE Bank S.A.

Accordingly, all pledges established in connection with the issue of bonds will expire, which signifies that Elektrim S.A. has released the pledge on 25% of shares in Elektrim Telekomunikacja Sp. z o.o.

The Management Board of Elektrim S.A. announces that pursuant to the adopted strategy of acting, and anticipating the expectations of the market and bondholders it has made a decision to redeem bonds which releases significant assets of Elektrim Telekomunikacja Sp. z o.o. The Management Board of Elektrim S.A. earlier declared that it would redeem the bonds from BRE Bank S.A. as soon as possible, recognising that the value of the pledge significantly exceeded the value of the liability.

28. Announcement dated 21 December 2001

The Management Board of Elektrim S.A. announces that on 21 December 2001, under the undertaken restructuring of internet assets, Elektrim S.A. received a copy of the agreement signed on 19 December 2001, providing for the sale to Elektrim On-Line Sp. z o.o. (Elektrim's 100% subsidiary) of 89,719 shares (88%) and the sale to five natural persons (employees of CT Creative Team S.A.) of 12,000 shares (12%), i.e. a total of 101,719 shares of CT Creative Team S.A. with a nominal value of PLN 100 each, representing 100% of share capital and entitling to 100% votes at the general meeting of CT Creative Team S.A., for the total price of PLN 101,719

As a result of the transaction Elektrim S.A. does not hold any shares of CT Creative Team S.A.

29. Announcement dated 27 December 2001

The Management Board of Elektrim S.A. announces that it has been informed that as a result of sale transactions concluded on 20 December 2001, Franklin Resources, Inc. and its affiliates, which include Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc. and its affiliates are in possession of 3,944,193 shares of Elektrim S.A. representing 4.71% of the company's share capital. The amount of shares entitles to 3,944,193 votes at the general meeting of shareholders, which represents 4.71% of the total number of votes at the general meeting of the company's shareholders

30. Announcement dated 27 December 2001

The Management Board of Elektrim S.A. announces that it has been informed by BRE Bank S.A. that as a result of purchase transactions, BRE Bank S.A. holds 3,277,172 shares of Elektrim S.A. representing 3.91% of the company's share capital. The amount of shares

entitles to 3,277,172 votes at the general meeting of shareholders (3.91% of the total number of votes at the general meeting of the company's shareholders).

Drugi Polski Fundusz Rozwoju - BRE Sp. z o.o., a subsidiary of BRE Bank S.A., holds 930,000 shares of Elektrim S.A. representing 1.11% of the share capital and 930,000 votes at the general meeting of shareholders (1.11% of the total number of votes at the general meeting of the company's shareholders).

In aggregate, BRE Bank S.A. presently holds (directly and indirectly) 4,207,172 shares of Elektrim S.A., which represent 5.02% of share capital and entitle to 4,207,172 votes at the general meeting of shareholders, which represent 5.02% of the total number of votes at the general meeting of the company's shareholders.

31. Announcement dated 27 December 2001

The Management Board of Elektrim S.A. (the "Company") informs that the Company has filed today (December 27, 2001) with the District Court for Warsaw, XVIIth Division (Sąd Rejonowy dla m.st. Warszawy, Wydział XVII Gospodarczy Upadłościowo-Układowy) a petition for the initiation of composition proceedings (postępowanie układowe) together with a motion for the suspension of enforcement proceedings.

Because the Management Board of Elektrim S.A. considers that the conditions for the opening of composition proceedings have been met and, in particular, expects that in the nearest future the Company will cease to pay its debts, the Management Board has decided to file for the conclusion of a compromise with its creditors on the following terms:

1) Reduction of debts subject to the compromise by 40%.
2) Reorganisation of the repayment of such reduced debts into the following instalments:

   a) first instalment of 20% of total debts, payable within 30 days from the court's approval of the compromise becoming final,
   b) second instalment of 20% of total debts, payable on December 15, 2003,
   c) third instalment of 20% of total debts, payable on December 15, 2004.

Despite the Company's recent efforts, Elektrim S.A. was unable to raise financing for its due and payable debts - in particular for the repayment of bonds, the redemption of which has been accelerated by over two years from their normal maturity date.

Discussions held by the Company with financial institutions indicate that, because of inter alia a dramatic deconjecture on Polish and international energy and telecommunications markets - which are fundamental to the Company - it will not be possible to organise within a reasonable time syndicated financing in an amount enabling Elektrim S.A. to repay its debts in full. In particular, Standard & Poor's valuation index of public utility companies (which encompasses the energy industry) has fallen by 35,43% between December 24, 2000 and December 24, 2001, and Standard & Poor's mobile telephony operator valuation index ("Telecom") has fallen in the same period by 31,52 %.

The same factors have made it impossible for the Company to divest a substantial part of its assets at a price reflecting their fair value and their growth potential in a longer perspective, and enabling the Company a repayment of its creditors in full.

The decrease of the market value of Elektrim S.A. shares in the course of the current year by close to 80% reflects, to a large extent, the foregoing decrease in value of the Company's assets in two key industries affected currently by deep recession. Therefore, the Management

Board has, inter alia, taken into account the suggestions of its financial advisors who recommend that further divestments of the Company's key assets be suspended until conjecture is re-established.

In the opinion of Elektrim S.A.'s Management Board the composition proposals that the Company has made will allow to stabilise the financial situation of the Company and will allow the Company to meet its creditors' interests.

The Management Board counts on understanding for the foregoing factors and the difficult decision it has been forced to take in the interest of Elektrim S.A.'s shareholders, creditors and employees. Elektrim S.A. will apply its efforts to reach an understanding with its creditors in order to attain, as rapidly as possible, a comprise acceptable to all interested parties.

Yours faithfully,


VICE PRESIDENT
DEPUTY GENERAL DIRECTOR
GENERAL LEGAL COUNSEL
Jacek Marek Walczykowski